Received SEC
MAR 19 2010
Washington, DC 20549

OFFERING CIRCULAR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SOLAR*MAGIC™ International Incorporated
(Exact name of issuer as specified in its charter)

NEW HAMPSHIRE
(State or other jurisdiction of incorporation or organization)

PO Box 448, Antrim, NH 03440
(Mailing address, including zip code, and telephone number, including area code of issuer's principal executive office)

c/o Egon AliOglu
PO Box 448, Antrim, NH 03440
(603) 588-2688
(Name, address, including zip code, and telephone number, including area code, of agent for service)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

____
(Primary Standard Industrial Classification Code Number)

26-3844999
(IRS Employer Identification Number)

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) (b) Directors and Officers

Name and Address	Position(s) Held
Egon AliOglu	President, Secretary, Operating Officer, Director
Karen B. Scott	Director, Vice President
Karen A.B. Jagoda	Director, Vice President

(c) General partners of the issuer N/A

(d) (e) Recorded and beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Solar*Magic™ International Incorporated's affiliates who own 10% or more of any class of our preferred or capital stock:

Name and address of Beneficial Owner	Shares of Voting Stock Beneficially Owned	Percentage of Total Voting Beneficially Owned
AICO Revocable Trust PO Box 448, Antrim, NH 03440	25,000,000 Preferred 79,993,000 Common	83.333% 99.993%

(f) (g) Promoters and affiliates of the issuer
SOLAR*MAGIC™ International Incorporated

(h) Counsel for issuer

L. Phillips Runyon III, @ Bowditch & Dewey
45 Main St
Peterborough, NH 03458-2433
(603) 924-3050

Vincent DeVito
Bowditch & Dewey

George Dishong, Patent Attorney
40 Bryant Rd
Jaffrey, NH 03452

(i) through (m) None

ITEM 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

ITEM 3. Affiliate Sales

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The company has spent expenditures in excess of revenues the past two years developing its products and marketing plans.

ITEM 4. Jurisdiction in which securities are to be offered

At present, no shares of the issuer will be offered through underwriters, dealers or salesmen.

The offering will be made through officers and directors of the issuer, and no offering will be made by advertisements, mail, telephone or otherwise, except to the extent that officers and directors of the issuer utilize the telephone, facsimile, mail and similar communication mediums to communicate with potential investors with which they have a pre-existing relationship, or have developed a relationship, concerning the offering. The issuer intends to make this offering in the following states: Colorado, Illinois, Indiana, Iowa, Massachusetts, Nevada, New York, North Dakota, Oregon, Pennsylvania, South Carolina, Vermont, Virginia, Washington, Wisconsin, Wyoming, and Utah.

ITEM 5. Unregistered securities issued or sold within one year

The founders of the Company have been issued the following common shares.

Egon AliOglu	1000	common shares
Karen Scott	1000	"
Karen Jagoda	1000	"
Robert AliOglu	1000	"
Joe Bills	1000	"
Max C. Adams	1000	"
Olivia AliOglu	1000	"
AICO Revocable Trust	79,993,000	"

NOTE: You should consider carefully whether the Company has this value at the present time. Some issues you should think about include: (1) the risks to which the Company is subject before it achieves success (see Risk Factors); (2) the exercise prices of outstanding options; and (3) the prices that the Company's Officers, Directors, and principal stockholders paid for their shares

ITEM 6. Other present or proposed offerings

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

ITEM 7. Marketing arrangements

There are no marketing arrangements with respect to this offering. There are no plans to stabilize the market for the securities to be offered. The company will be selling these shares directly, and no underwriter or dealer is responsible for the distribution of this offering.

ITEM 8. Relationship with issuer of experts named in offering statement

None.

ITEM 9. Use of a solicitation of interest document

Yes, Internet and Executive summary and information included in the Circular Offering.



SOLAR*MAGIC™
International Inc.

EXECUTIVE SUMMARY

SOLAR*MAGIC™ International Incorporated of New Hampshire, Egon AliOglu, CEO and Founder. At present time there are seven additional investors / founders and some are directors.

The Company is a privately funded enterprise but management is contemplating a Regulation 1-A filing with the SEC. This possible approach to funding solar projects, if successful, will enable the Company to raise funds to build several small Solar*Farms in the New England region of the U.S. based on our innovative and efficient auto-tracking solar systems, upgrade existing web site to enable global sales and distribution of our products and services, create an educational film to market our novel approach to alternative energy system for global use and to expand Company's operational facility in Peterborough, NH. The Solar*Farms projects will monetize, via contract, renewable energy and environmental attributes to utilities and other customers. This business model is very attractive because the Company builds up asset base, secures long term revenues and benefits from a number of tax advantages.

Our core business is to innovate, engineer and sell electronically automated solar photovoltaic systems. Our auto-tracking solar arrays are totally maintenance free, produce more KW hours per day then any stationary type, at lower cost, have zero emissions, and automatically face east in the morning and track the sun throughout the day. Principal application of our solar auto-tracking systems will be to build and own Solar*Farms, in USA and abroad. Our unique business proposition is to market pre-engineered solar PV systems to global customers. That effort positions us to develop specially focused market strata in the field of alternative energy technologies.

Visit us online for further information at www.globalinteractivenet.com where our Owners Guide document is available. The Owners Guide informs qualified customers on all aspects of solar photovoltaic energy technology and systems that we sell and build. This informational package, together with the educational video, will be the bases of our global marketing strategy for marketing and contracting of solar systems projects.

Mr. AliOglu has been a solar photovoltaic technology scientist and entrepreneur for over 30 years and is an international expert in the sector. Mr. AliOglu's book "I SOLD THE SUN TO THE SAUDIS" is also available on our web site and can be found at Borders and other book retailers. Mr. AliOglu is an advocate of sound environmental solutions and is a founder and principal of the Architects & Engineers firm of ENVIRODESIGN. Mr. AliOglu has lectured and taught at Harvard School of Design, MIT, Carleton and Nova Scotia Universities in Canada and King Faisal University in Dammam, Saudi Arabia. Mr. AliOglu's abbreviated resume is attached to this summary.

Our Company has developed a unique high-tech / art sculpture 'The Solar Sun*Flower™' that performs like our standard auto-tracking solar array systems but has several other attractive features that make it a highly marketable project for fundraising efforts to assist middle and high school students learn more about the environment and alternative energy. We intend to use this unique product together with our educational video as a marketing strategy and promotional tool. We believe, based on substantial and actual experience in U.S. and abroad, it is critical for any potential customer to fully understand the benefits and unpredictability of a solar photovoltaic energy system before deciding to invest in a solar system. While photovoltaic technology is reasonably simple to understand, the peripheral aspects as part of the overall system, require detailed examination. As part of our sales effort we provide an analysis of a potential customer's specific energy supply requirements and project specific application of our solar system in order to provide renewable, emission free and reliable energy supply. This is how the benefits of our system will converge and calculation of the cost of a specific capacity solar system is achieved.

We are also developing a computer software program that will serve customers in a manner similar to an Internet search engine. To power this customized service program we will be selling advertising and may have some form of joint venture with an Internet search engine company. Our tests have proven that this strategy is effective and we intend to expand on it.

The global market for our auto-tracking solar systems is significant. During the next two years, we intend to focus on building several solar farms in the New England region, resource our operation with equipment and personnel to serve global markets, establish several foreign distribution and demonstration joint ventures to build market potential and create a strong presence on the Internet. Timing for our business is optimal. The U.S. Government is strongly advocating clean energy technologies, solar cell and module manufacturers are producing and selling components at historic lows, carbon based fuels are depleting, and the price for fossil fuels and infrastructure to create electric power are increasing.

We intend to grow our Company, SOLAR*MAGIC™ International, to be similar to computer manufacturing companies, whereby we globally provide to customers a match of system equipment and services at a competitive pricing. Efficiencies on each level of our enterprise and provision of services to the customer are the answers to tapping our market. We have a clean, reliable and beneficial technology engineered to function efficiently and at low cost. Now, we intend to demonstrate it to an expanded customer base and to streamline our management operations towards serving the global marketplace.



eaoglu@mcttelecom.com

SOLAR*MAGIC™ International, Inc., P.O. Box 448, Antrim NH 03440, U.S.A.

PART II – OFFERING CIRCULAR

ITEM 3. Summary Information, Risk Factors and Dilution

Investment in a small business is often risky. You should not invest any funds in this offering unless you can afford to lose your entire investment. Review all information for risk factors concerning this business endeavor that present the most substantial risks to you.

Risk Factors:

We are a developing Company and our prospects must be considered in light of our short operating history and our shortage of working capital. The president of the Company has over 30 years of experience in solar photovoltaic business and over 40 years of business management in solar technology and related corporate and business developments. He has done business on solar projects with companies such as Evergreen Solar, ex-Mobil Solar, ex-Solarvolt, SHOTT Solar, Kyasera, SANCST, SHAMSCO in Saudi Arabia and Shell Oil Company of London, UK. Other companies include manufacturers of PV batteries, inverters and Internet data communication systems for solar PV installations.

The Company's basic business is to engineer and install efficient solar photovoltaic (PV) type systems which, based on Company's expertise and engineering, automatically track the sun in both axes daily from AM to PM. This method collects maximum amount of sunlight to convert into AC-110/220-60cycle current. We use material parts and equipment manufactured by others and specially integrate these parts and materials into a maximum efficiency and economy in our solar PV systems. Three of our developed solar systems that we sell are: **A** – an auto-tracking variable capacity solar array, **B** – a solar array disguised as an aesthetically pleasing sculpture that produces similar capacity of electric power but, because of the attractive and unique nature, is marketed as a special method of raising funds for schools for use in educational programs about Earth's natural environments, and **C** – construct solar farms to sell green electric power to utilities. All are on Company's web site **www.globalinteractivenet.com**.

The A type solar array system can be combined into larger installations to provide a larger capacity of the benign, clean alternative power for either specific commercial and/or light industrial uses or as energy supply to local utility services. The principal amount of funds that are being raised via this Offering will be used to market, engineer, and construct SOLAR*MAGIC™ owned and operated solar farms within the Northeastern United States. Potentially additional and subsequent developments of franchise type opportunities would give the Company further market expansion and, with it, substantial growth.

Photovoltaic (PV) technology has for years been utilized for space vehicles generating electric energy from sunlight. The technology, now in various forms, is being commercially manufactured by several major companies. Such companies are manufacturing solar PV cells and PV panels of many types and sizes. Both PV cells and PV panels are economical, clean and nonpolluting ways to generate electric energy converting free sunlight into energy. The primary costs of a SOLAR*MAGIC™ project is our apparatus. Other costs include inverters, switches, cables, modems, current controllers and in some cases batteries if the solar system is off-grid. Generally, investment in solar systems is not economical without reduction in PV cell costs and federal tax incentives, and certain state government programs, and these may vary from state to state as well as may be terminated or amended. However, with such, plus our efficient engineering, these investments are financially very viable. Our solar systems result in additional efficiencies by optimizing the sun collection process via a totally automated tracking system which substantially increases the capacity of KW hours of conversion, as compared to traditional fixed installation. Our engineered solar PV systems, because of their totally automated and self sufficient nature, collect several times more electric current then any conventional applications. Our ability to establish a market for our brands and products in a global geographic distribution area, as well as maintain and expand our existing local markets, is dependent on our ability to inform and, in some commercialized for way by obtaining an informative Owner's Guide together with our promotional film (in electronic format), educate our customers on the merits and economics of installing and generating their own electricity via a solar photovoltaic system as designed and engineered to automatically function as described. The majority of our customers will be individuals – families as well as commercial and local power utility companies. Our primary focus is to enable individuals to generate alternative energy via their own solar system that operates automatically converting sunlight into electric current from early morning hours to sunset. This process is done by automatically adjusting the solar arrays to the optimum angles. Reduced light level from overcast skies and precipitation will not allow our solar system to function at optimum capacity. However, rain and snow can be shed off automatically because in such conditions the arrays are at steep angles.

We plan to negotiate and enter into long term contracts with power utility companies to buy our solar systems generated electric service from our owned and operated solar farms. However, due to the unpredictable nature of weather and the relative performance of our solar systems that depends on clear sunlight, the generated electric power that our systems will provide might be periodically inconsistent with the capacities designed. While these factors will be spelled out and protected in the service contracts, these issues may in some unforeseen ways hamper implementation of our solar farm business. Because of current efforts by utility companies to adjust present grid distribution methods with more efficient smart grid network, our solar systems generating clean and daily predictable electric power are harmonious with the policy and implementation of smart grids.

In cases where we install our solar system for our customers, they are required to pay 50% of their contract for ordering equipment, 40% during installation and 10% upon completion. We may negotiate different terms away from this model with a client seeking "favored nation status" such as large federal or state government and/or commercial contracts for solar farms with us. Such customers will be required to establish credit. Also, any overseas orders, differences in currency exchange rates and other financial arrangements may account for financial transactions that are an intricate part of our anticipated global marketing strategy.

We need to continue to create efficiencies to service customers via the Internet. Our current web site needs to be greatly expanded to incorporate "push-pull" technologies and development of additional solar products and other alternative energy services. Current technologies make it very possible for the Company to have a global reach of customers with the minimum cost of marketing. Development of our marketing system, as well as operating the Company in an efficient manner, is our principal objective for growth.

The Company has two registered trade marks: SOLAR*MAGIC™ and SOLARSUN*FLOWER™. . While National Semiconductor Corporation also uses the Solar Magic name as their trade mark for a specific solar electronic device, and such device is very useful for any solar system, our Company does not intend to challenge their proprietary rights. Both can be viewed complimentary in their efforts to efficiently serve customer within the solar photovoltaic systems and our Company may use their product in some instances. In the event NSC will claim any proprietary position, and to avoid any acrimony, we are prepared to negotiate to modify our name and replace it with SOLAR*NETRICX. We have registered that name for web site use as www.solarnetricx.com and www.solarnetricx.net

We have grown our business primarily due to ingenuity and experience working with the photovoltaic technology and evolving knowledge and engineering methods that optimize the conversion process of sunlight into electric current. Photovoltaic technology has grown substantially and the cost of these components has become economical with the use of state and federal government incentives and programs. Our estimates indicate that by using our SOLAR*MAGIC™ systems, for sale to customers and in the case of our own solar farm use, we could generate up to approximately a 12% return on investment. However, in addition to the cost of solar cells and solar panels, in any totally automated solar system, other material and equipment components are necessary. Our Company specializes in the development and implementation of efficient engineering design and assembly of all components that create totally independent and automated adjustable tracking solar arrays. Through practical experience of building our type of solar systems in many projects, we have determined, along with our application research, that our types of systems are more economical for outcome based results. The resultant efficiency is the total amount of KW hours that a solar system collects per day compared to its cost of the solar system (KW hour / $ result) as maximum efficiency of converted energy. While these factors should give the Company a competitive advantage, and we intend to strongly market that dynamic, the traditional roof-mounted fixed stationary solar systems are a competitor to our technology. Our Owners Guide document, will be available on our web site **www.globalinteractivenet.com,** provides a comparison of each system. Our marketing strategy will include educating customers regarding the pros and cons of both systems.

Our additional capital needs in the future will depend upon factors such as market acceptance of our solar generating systems and any other developed products, the success of our marketing efforts and strategies, customer and distributor acceptance of our products and services, and marketing and sales costs. Also, since the initial focus of our business strategy will be to build and own solar farms in the Northeast, capital for such may need to be raised on a project basis or debt financing. These factors cannot be anticipated or predicted with certainty.

Factors Related to Our Industry:

Our business is substantially dependent upon awareness and market acceptance of our products and systems. Towards that end, we have developed educational material such as the Owners Guide. We plan to add more educational content, such as video demonstrations, and intend to provide potential customers with facts and figures related to the photovoltaic technology and our products and solar generation systems. We consider this factor as an important step in the marketing process. Nonetheless, this process is unpredictable and additional analysis needs to be conducted by our Company so we may provide accurate information for customers to make informed decisions regarding their purchase of our solar systems and products.

Utility companies would be a more sophisticated client and fall under regulations that mandate their electricity be supplied by renewable resources on a percentage of supply mix basis. In such markets, there is potentially a stronger demand for our systems and products. Overall, there is an opportunity credit by the potential monetization of environmental attributes beyond renewable energy credits.

Therefore, our strategy is to focus also on the solar farm development throughout the Northeast to take advantage of these market conditions. In addition to the U.S. market for solar farms, there is a strong demand for such technology and systems in Africa, India, Australia, China rural areas and other developing countries.

We could be exposed to product liability

Although we intend to maintain product liability insurance and business interruption insurance, most of the critical components of our solar systems are guaranteed by the manufacturers. We also plan to practice complete customer satisfaction and will replace any part of the solar system that becomes faulty, either under the guarantee by the manufacturer and/or as part of our installation service.

Current US Economic impact:

We cannot predict the impact of economic uncertainty in the United States and overseas markets on current and future consumer demand for and sales of our products. However, growth in alternative energy systems applications has expanded since prices of foreign oils skyrocketed and further unpredictability in energy costs forces applications of any alternative energy sources. In addition, volatility in the global oil markets has resulted in rising fuel and freight prices, which many shipping companies are passing on to their customers.

Other Factors:

The Company may issue more shares in connection with a merger or acquisition. This would result in substantial dilution.

The Company has not yet registered for sale in any state. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far no shares have been offered and, therefore, there has been no indication of interest.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Use of Proceeds:

The Company will use the proceeds to further develop and market the Company's line of solar generation products and systems. Because there is no minimum to this offering, the possibility exists that a limited amount of proceeds will be available to promote the Company's business plan. If that occurs, the

Company will continue its development of existing solar generation systems and products which are already underway, but the implementation of this project could be substantially reduced due to a lack of financing.

The Company is unable to provide any further information as to numerous steps and inherent risks in commencing and concluding its activities, including the material steps necessary to achieve such activities and the material risks to the Company and advisors to starting and conducting these activities.

ITEM 4. Plan of Distribution

A maximum of 4,000,000 common shares are being offered to the public at $1.25 per share. There is no minimum. A maximum of $5,000,000 will be received from this offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the NASD. This will most likely be a 10% commission on all sales, plus 3% non-accountable expenses. There will also likely be underwriter's warrants of one warrant for each 10 common shares sold.

Of the shares (the "Shares") of Common Stock, no par value per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses and any brokers' compensation, if any.

ITEM 5. Use of Proceeds to Issuer

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $5,000,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold. The principal purposes of the Offering are to increase the Company's equity capital, to generate sales revenue for the Company's product by increasing the Company's marketing efforts and hiring additional experienced personnel.

Proceeds will be used to market the Company's solar generation system/technology, land acquisition, permitting, interconnect, build and operate the solar farms, improve the web site and increase traffic to expedite greater sales of Company's products and to increase efficiencies of headquarters operation. The Company plans to market its specialized high-tech SOLAR SUN*FLOWER system combined with educational benefits to schools around the nation. Generated electric energy from such Solar Sun*Flowers projects, if sponsored to build and donated to a not-for-profit educational institution, can be sold to local utilities and the proceeds used for special educational programs on environments and alternative energy systems. Such projects can substantially benefit global environmental stability and conservation of resources. The Company will also engage new college graduates to develop entrepreneurial and educational groups to spearhead education in environmental subjects for middle and high schools around the country. These and other efforts in this area of marketing will bring many sales contracts for installation of our solar systems.

The following table sets forth the use of the proceeds from this offering:

	If Maximum Sold Amount
Total Proceeds	$ 5,000,000
Less: Use of Net Proceeds	
Legal and Accounting	50,000
Marketing and Selling	1,200,000
New Product Development	250,000
Solar Farm Development	2,600,000
Web and Internet Development	150,000
Net Proceeds from Offering to be committed to Company's Solar Operation	$ 4,250,000
Proceeds for acquisitions and debt retirement	50,000
Other General Corporate Purposes	700,000
Total Use of Net Proceeds	$ 5,000,000

There is no minimum amount of proceeds that must be raised before the Company may use the proceeds from the Offering. The Company's order of priority for which any proceeds from this offering is raised is in the same order as listed in the use of proceeds column. If the figure is raised less than the maximum amount, management would evaluate, based on the amount of proceeds raised, which expenditures would create the best value and opportunity to generate sales revenue and profits.

The Company may form or acquire additional trademarks and brands, and may acquire smaller business entities with trademarks and business platforms that will be able to maximize fully the Company's trademarks' potential. We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors. The Company may consider acquisitions of businesses in related products fields. Such a company may be in need of additional funds for expansion into new products or markets, may be seeking to develop a new product or service, or may be an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination with such a company may involve the acquisition of or merger with the company which may require additional capital.

Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks. In addition, the increase in equity capital will provide a greater interest in the public market for the Common Stock and to facilitate future acquisitions of complimentary business by offering the Company's stock for such acquisitions and mergers. Such acquisitions will allow the Company to grow faster and provide more efficient and economical operations. Expansion in new alternative energy products is one of many potential opportunities of growth.

The Company also intends to use the proceeds of this Offering for general working capital and corporate operational purposes as described in the current business plan. We intend to rapidly upgrade our Internet web site, increase sales efficiencies, install additional computer equipment and software and hire skilled technical personnel. Our present management is adequate but for a career financial officer that we will hire as soon as one is qualified and available in our location. Also a current accounting system will be upgraded to enable management to diligently monitor all corporate activities on a frequent basis. Such operating improvements and control procedures will help the Company to sell its products and systems at very competitive prices. Our drive will be to constantly upgrade and improve technology and minimize our corporate operating costs.

NOTE: See the Financial Statements and especially the Statement of Cash Flows. Exercise care in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service. The existence of earnings, if any, does not necessarily mean that the Company will have cash available at any given time to pay its obligations. Prospective purchasers should not rely on this ratio as a guarantee that they will receive the stated return or the repayment of their principal.

Company's trade marks and logos



SOLAR*MAGIC™

SOLAR SUN*FLOWER™





SOLAR * FARM

PRODUCTS THE COMPANY CURRENTLY MARKETS



Assembly of Solar Stations to any KW Capacity

A typical SOLAR*MAGIC™ Array





A typical single 1.25 KW SOLAR*MAGIC array station



SOLAR*MAGIC™
International Inc.

Engineers, Sells and Produces
totally automated solar systems that give you
predictable, clean, benign and free energy to make you
independent from oil, gas, coal and nuclear pollution
and helps all of us save the planet Earth.

Company's marketing motto

The Company

ITEM 6. Description of Business

(a) History of Issuer

The Company was incorporated under the laws of the State of New Hampshire on October 27, 2008. Current management is operating the Company from its offices in Antrim, NH. Prior to incorporating the Company, Egon AliOglu, under his architectural and engineering firm of ENVIRODESIGN, Architects & Planners, undertook contracts to build several solar auto-tracking stations for customers in the New Hampshire area. These projects have proved the viability of an independent business. Subsequently he founded the SOLAR*MAGIC™ International Incorporated and transferred all rights and majority of shares to AICO Revocable Trust. AICO granted all relevant rights to SOLAR*MAGIC™ International Inc. in return for shares assigned to AICO Trust. Egon manages the Company with some assistance from several minority shareholders and current directors.

Overview

We specialize in the design, engineering, building and operating of solar photovoltaic systems that, when designed and built to the Company's specifications, convert sunlight into clean, nonpolluting and free DC-AC electric current. Our solar systems are very economical because they are more efficient than any other comparable, fixed panel. This economy results from two important factors that are an intricate part of our SOLAR*MAGIC™ system. They are: a) that most solar cells operate at about 15% to 18% efficiency at 90 degrees angle to the cell, in both axes, and our system automatically tracks the sun every few minutes and adjusts itself in both directions, and b) as the result of that auto-tracking process, our system delivers two to three times more KW hours of maximum efficient DC current. These factors result into c) the condition that allows us to offer and build substantially more economical solar PV system. This formula, **a+b=c,** applies to any type of solar PV arrays that we engineer, sell and build.

The Company markets its variety of solar PV systems via our web site and by specially selected and organized entrepreneurial individuals and/or groups who, combined with marketing and educational products of the Company, sell and help to establish solar stations for residential and commercial uses as well as schools and assist in the needed implementation of environmental curriculum for such schools. Under certain conditions these educational projects can become self funded with the help and patronage of local sponsors. We aim to use this advantage and market SOLAR SUN*FLOWER systems everywhere that it is applicable.

There are many applications of the Company's solar PV auto-tracking systems. They can be used for any individual households, a variety of commercial uses, educational institutions and light manufacturing facilities. While all of these applications are profitable, the most attractive is the construction and operation of the Solar Energy Farms that the Company intends to build with the raised proceeds of the issue. We are also planning to develop a demonstration of building several of the Company's auto-tracking stations for a gas service station where electric cars can charge up with convenient plug-in outlets. These utility interconnect systems will feed clean solar electric power to the utility grid and upon service use of such energy by a customer, when connected to a special charge station, will rapidly charge a vehicle similar to the process of fueling up with gasoline. While the solar electric charge process will take a little longer to charge up, a 10 to 15 minute coffee or soft drink break will assure the customer that he or she is fueling up with clean solar-generated energy.

This experimental stage may prove a popular additional income to a normal service station. These types of projects offer reasonable mark up of the direct costs of building such projects, substantial state and federal tax advantages and depreciation as well as a continuous stream of income from the sale of generated power to the local utilities and individual customers. We anticipate about 8 to 10% Return on Investment (ROI) from these types of projects. Since all of the Company's solar systems also generate what is referred to as the positive carbon credits that are sold and/or traded, contracts with utility companies are extremely desirable and are in great demand. These Solar Energy Farms will also lend themselves to a franchise type business relationship with commercial and institutional customers.

We are presently negotiating several such Solar Energy Farm prospects and other projects in New Hampshire, Vermont and Massachusetts and other locations in New England area and intend to market such globally via our web site and other media. We believe that our organizational structure and methods of marketing solar systems is the best way to help the public with conversion from use of fossil fuels to clean, benign and free electricity once the initial investment is amortized. For details please visit our site at **www.globalinteractivenet.com** and consult with the Company's experts on the merits of solar energy PV technology and its many applications.

Plan of Operation

The Company will use a major part of the proceeds from this offering to substantially expand its operations presently being marketed via the Internet and to build a totally automated Solar Energy Farm of approximately 100 SOLAR*MAGIC™ 2.5 KW capacity stations. This major solar energy facility could sell over 1 million KW hours of clean and predictable electric power each year under long term contracts with utilities.

In addition, our business strategy is to market single, or multiple, solar energy stations to educational and commercial customers world wide. These sales will consist of packaged equipment with extensive Owner's Guide installation instructions. These packages are designed for foreign markets and will greatly depend on expansion of the Company's web activities on the Internet.

We expect to grow our business, add new solar and other alternative energy products and systems, develop global following of our interactivities with customer base and web site members, design and engineer new uses for photovoltaic technology and keep the market and our customer base informed of any new and improved developments. Our Internet web site activity will increase the Company's popularity and secure market share as a unique provider of alternative energy systems and services.

Marketing, Sales and Distribution

The Company's marketing efforts are designed to promote and sell alternative energy systems of which the photovoltaic technology is featured as the cleanest, very predictable and economical systems offered to a range of global customers and variety of applications.

Marketing via the Internet is very economical and we intend to take full advantage of this low cost structure and other advertising methods. There are many opportunities within U.S. government facilities, federal, state and local, to convert electric use in public buildings to solar photovoltaic systems such as our standard solar arrays. Such applications can be funded by government bond issues, donations from foundations and/or under long term leases with our Company. This electronic communication allows us to reach a large number of customers and serve them better by supplying packaged equipment that otherwise would be unavailable to them. We may also develop a network of licensed installers for specific countries.

Sales are made with arrangements of bank to bank wire and or credit cards. Large contracts will be by establishing Letters of Credit. In all cases, the Company is paid in advance for any equipment and shipping. This ensures in-house control of financial systems and minimizes any debt financing.
We do not intend to establish conventional types of distributors. However, especially in overseas countries, we may establish some licensed dealer-installer centers for sales and installation of Solar Energy Farm projects. These relationships can also act as promotional sales outlets for the Company. They will be required to purchase a certain amount of equipment and establish some form of demonstration to show how they work.

Advertising and Promotion

To support the Company's marketing strategy we intend to combine traditional advertising with Internet advertising. In addition to using paid search, social media, and online ads, the Company will also be looking for opportunities for cross promotion with groups and companies with significant web presence to help drive traffic to the Company web site. Currently the Company has a campaign to get higher placement in all popular search engine listings.

Other promotional events will be staged for local customers to encourage the use of solar systems and demonstrate their viability and economic structures. Our past years of experience tells us that this is very effective as it involves understanding how the systems work and the ability to make direct contact with potential customers. These local customers can act as ambassadors for the Company to help spread the word about the benefits and savings from our products. The Company will provide information and updates to this community of local supporters in order to help them engage more of their friends and family using social networks and emails. This type of viral campaign will aid the Company in gaining name recognition and market share in a wide variety of locations.

Trademarks

SOLAR*MAGIC™ and the sun logo are the Company's basic business trademarks, together and/or separate. In addition we have the SOLAR SUN*FLOWER™ as trademark of a specific series of solar system designs for educational institutions. Additional trademarks will be registered and we believe that their image is very important in our marketing strategy.

National Semiconductor Corporation is also using Solar Magic words as a symbol with a different logo design. We have been in contact with them and both companies feel that there is no reason not to collaborate and continue using their own designs since both are in the solar field and their products and logos are different and are not competitive. However, future clarifications and negotiations may be required to secure a formal agreement of non-compete and cooperate in marketing efforts.

Our Sun logo was designed and registered by Egon in 1985 and recently combined with the words SOLAR*MAGIC™. That combination is the formal trademark of the Company, including its corporate name SOLAR*MAGIC™ International Incorporated.

Impact of Current Economic Condition

The Company is well positioned in terms of current market support by the U.S. government for the deployment of alternative energy technologies. Massive U.S. government allocation of funds makes it possible for individuals (residences and small commercial activities), educational institutions, commercial housing and light industrial sectors to use solar photovoltaic innovations and applications as one of the best tech-related systems in the field. Our SOLAR*MAGIC™ systems could greatly benefit from such activities. Educational institutions especially need and will convert to alternative energy systems.

ITEM 7. Description of Property

The Company does not own any real estate property. At present time it is operating from Egon's office in Antrim, NH. We do intend to lease adequate office space in Peterborough, NH to serve as the Company's electronic headquarters. The space presently under consideration is located in a local bank building at 35 Main Street, Peterborough, NH 03458 which is in the center of the town. An annual renewable lease for this specific office space that includes all utilities – heat, electricity, parking and any maintenance – at $700 per month is a very reasonable accommodation in the center of Peterborough, NH. It will facilitate several desks, extensive IT and other computer equipment, filing space and a conference/demonstration space. There is ample room for any future expansion for additional office space and marketing personnel.

ITEM 8. Directors, Executive Officers and Significant Employees

(a) Identification of Directors and Executive Officers

A. Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are qualified and elected.

Name	Age	Position
Egon AliOglu	80	President, Secretary, Director
Karen B. Scott	53	Director, Vice President
Karen A.B. Jagoda	57	Director, Vice President

Egon AliOglu, PhD, President, Secretary and Director of SOLAR*MAGIC™ International Incorporated. He is also President and Chairman of COMPONOFORM™ International Corporation, a building systems company and the principal founder, architect of ENVIRODESIGN, Architects & Planners. Egon has extensive high-tech and corporate management background having founded and operated several companies in the field of solar energy and real estate development. As faculty member Egon taught at Harvard School of Design, Cambridge, MA, Carleton University and Nova Scotia Tech, Ottawa and Halifax, Canada, and King Faisal University, Dammam, Saudi Arabia.

Egon is an avid international traveler, speaks several languages, is an enthusiastic supporter of global environmental and conservation activities and is a strong advocate of human health related issues. He holds and MBA and PhD in building systems technologies from American Century University and is a life member of NCARB. He has recently published a book on his business experiences in Saudi Arabia titled I SOLD THE SUN TO THE SAUDIS.

Karen B. Scott received an Associates degree from Bryant and Stratton in Upstate New York. She has lived in northern Virginia and worked at the Treasury Department in Washington, DC, prior to working with tax attorneys at KPMG Peat Marwick. Karen has worked with investment bankers, lawyers, hospital administrators and newspapers, among her diverse background. Karen is a very resourceful and reliable manager and administrator and has been very active since the beginning of the Company's activities.

Karen A. B. Jagoda is a founder and President of E-Voter Institute, a trade association representing Web publishers and political advocacy solution providers. The Institute, created in 1999 as a bipartisan organization, conducts research about the interaction of politics and the Internet. Karen is the host of Digital Politics, a weekly podcast sponsored by the Union Tribune Publishing Company.

Karen is also President of Turtleback Interactive, a consulting firm focused on strategic development of web based solutions for a wide range of clients. Earlier in her career, Karen worked with computer resellers and manufacturers, web publishers and ad networks, think tank and government agencies.

Karen Jagoda is a native of Baltimore and received her B.A. with a dual major in mathematics and political science from Goucher College and Masters of Business Management from Johns Hopkins University. After living in Washington, DC for over 20 years, she now resides in La Jolla, California.

Max C. Adams, Electronics Engineer, graduate from Michigan State University, worked at MIT, Draper Laboratories, Cambridge, MA and TRW. He is presently retired but very active with Egon in the field of solar photovoltaic engineering.

B. Significant Employees. Egon AliOglu, as President of the Company, devotes 95% of his time to any and all business matter. To date, as founder of the Company, he has not received any compensation for his time and/or direct expenses to the Company's activities. He will commence his formal employment contract on the day that this offering is approved by the Security and Exchange Commission.

Additional technical personnel will be hired by the Company upon successful completion of this offering. Several individuals have been interviewed and are very qualified to perform the functions of technical nature within the Company's activities. Most are conveniently located in the southern area of New Hampshire.

C. Family Relationships. Robert AliOglu, brother to Egon, has been functioning as Advisor, Consultant in the software and computer technologies. Robert is 77 years old and has spent his working years as an executive in the field of digital technologies. He served in the U.S. Air Force, worked for Honeywell, Smith Kline Clinical Laboratories, Dennison Manufacturing Company and Bacon Associates.

D. Involvement in Certain Legal Proceedings. There has been no evidence under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

F. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

NOTE: After reviewing the background of the Company's Officers, Directors and key persons, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

ITEM 9. Executive Compensation

Our officers and directors have not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the Company formally contracts with them either as employees and or consultants. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its officers and employees. Some of these benefits may be initiated after the Company concludes this funding effort.

ITEM 10. Security Ownership of Certain Beneficial Owners and Management

(a) *Security of certain beneficial owners.*

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by executive officers and directors as a group.

Name and Address	Amount and Number of Beneficial Ownership	Number of shares and (Percentage) of Class
AICO Revocable Tryst c/o Egon AliOglu P.O. Box 448, Antrim, NH 03440	Director	25,000,000 Preferred (83.333%) 79,993,000 Common (99.98%)
Nominal Ownership (7)	Directors-Founders	7,000 Common (0.02)

NOTE: These calculations assume that all outstanding options have been exercised and all convertible securities have been converted.

ITEM 11. Interest of Management and Others in Certain Transactions

Control by AICO Revocable Trust

Our majority stockholder is AICO Revocable Trust. Egon AliOglu, Trustee, serves as our President and Director. AICO Revocable Trust currently owns all of the issued and outstanding controlling preferred stock of SOLAR*MAGIC™ International Incorporated. Consequently, the shareholder controls the operation of the Company and will have the ability to control all matters submitted to shareholders for approval, including

- Election of the board of directors.
- Removal of any directors.
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combinations.

This stockholder will thus have complete control over our management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consideration, or discouraging a potential acquirer from making a tender offer for the common stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

On November 15, 2008, the Company borrowed $10,000 from ENVIRODESIGN, of which a director of the Company, Egon AliOglu is a controlling principal. The note bears a 5% interest rate from the Company, is documented and is payable on demand.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B. The Company utilizes the office space and equipment of its sole shareholder at no cost. Management estimates such amounts to be immaterial.

ITEM 12. Securities Being Offered.

Common Stock

A maximum of 4,000,000 common shares are being offered to the public at $1.25 per share. There is no minimum. A maximum of $5,000,000 will be received from the offering. Of the shares (the "Shares") of Common Stock, no par value per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses and any brokers' compensation.

(a) *Description of Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000 shares of Common Stock, no par value per share (the "Common Stock"). As of December 28, 2008, 100,000 shares of Common Stock were outstanding. The Company, on June 5, 2009, increased the authorization of common shares to 100,000,000 from 100,000 shares and proportionately issued to current shareholders the shares as stated herein. All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 30,000,000 shares of Preferred stock, no par value per share (the "Common Stock"). As of March 31, 2009, 25,000,000 shares of Preferred Stock were issued and outstanding.

All outstanding shares of Preferred Stock have equal rights and attributes. The holders of the Preferred Stock are entitled to ten (10) votes per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Preferred Stock are entitled to share ratably in all assets remaining after payment of all liabilities. No Preferred Stock is being offered in the Offering Circular.

(c) *Debt Securities.* None

(d) *Other Securities to be Registered.* None.

Dividends

The payment of dividends, if any, is to be within the discretion of the Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the near future.

Other Information Relating to the Common Stock Being Offered.

Upon completion of this Offering, the Company will have approximately 85,000,000 shares of Common Stock outstanding if the maximum is sold. All of the shares sold in this Offering are freely tradable under an exemption from registration. The preferred stock held by the controlling shareholder is deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the provisions of Rules 144, 144(k) and 701, no shares will be available for immediate sale in the public market on the date of this Offering circular. Beginning 180 days after the date of this Offering circular, (i) no shares will be available for immediate sale in the public market in accordance with Rule 144(k) and (ii) some shares will be available for sale in the public market in accordance with Rule 144 or Rule 701, subject to the volume and other resale limitations of Rule 144.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of the State of New Hampshire. New Hampshire General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise. In the appropriate and due course of business, directors and officers insurance will be procured if professionally required and advisable.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by the New Hampshire General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The New Hampshire General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protections of a director of our company existing at the time of such repeal or modification.

Reports to Security Holders:

(1) The Company will file reports with the SEC. Initially, the Company will be a non-reporting company until such time as the Company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended.

(2) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that files electronically with the SEC, this can be found at http://www.sec.gov.

You should consider the terms and risks of this offering before you invest. No government regulator is recommending these securities. No government regulator has verified that this document is accurate or determined that it is adequate. It is a crime for anyone to tell you differently.

FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this offering circular, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this offering circular. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this offering circular or to reflect the occurrence of unanticipated events.


SOLAR*MAGIC™
INTERNATIONAL

Corporate Organization Chart


Board of Directors
President, CEO
Solar Systems Suppliers
Solar Joint Ventures
Administration
Head Office-USA
Solar Farms – USA
Solar Farms – J.V.

Administrative Head Offices will contain the following activities:

- PRESIDENT AND STAFF OFFICES WITH CONFERENCE FACILITY
- WEST COAST BRANCH – NEW BUSINESS DEVELOPMENT
- CORPORATE FINANCE & ACCOUNTING
- OPERATIONAL SYSTEMS PRODUCTION CONTROLS
- INTERNET WEB PORTAL & COMMUNICATION
- MARKETING AND EDUCATIONAL/PROMO SERVICE SYSTEMS
- SOLAR PROJECTS CONTROLS AND DEVELOPMENTS
- PUBLIC RELATIONS – R&D NEW PRODUCTS

Results of Operations
Year ended December 31, 2008

PART F/S

SOLAR*MAGIC™ International Incorporated

Financial Statement

(Also, SEE EXHIBITS 1 and 2)



SOLAR*MAGIC™

International, Incorporated

Balance sheet of Solar*Magic International, a proprietorship and a development stage company, as of **December 31, 2008**, and the related statements of operations and proprietor's capital, and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

ASSETS

Current assets:	
Cash	$185
Prepaid expense	1,232
Total current assets	1,417
Fixed assets:	
Office furniture and equipment	4,650
Solar equipment	500
Less: accumulated depreciation	(515)
Total fixed assets	4,635
Other assets:	
Organization costs	5,200
Trademarks and tradename	1,000
Total other assets	6,200
TOTAL ASSETS	$12,252
LIABILITIES AND PROPRIETOR'S CAPITAL	
Current liabilities:	
Accounts payable, trade	10,490
Proprietor's capital	1,762
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$12,252

Income Statement

SALES REVENUES		$70,400
COST OF SALES		
Subcontracted labor		57,651
Gross profit	12,749	
OPERATING EXPENSES		
Auto expense	10,536	
Selling expense	8,808	
Operating supplies	1,677	
Telephone and fax		

	1,106
Office rent	1,200
Computer and website	1,648
Reproduction and Printing	680
Marketing expense	617
Depreciation and amortization	515
	26,787

NET LOSS	(14,038)
Proprietor's capital, beginning of year	-
Proprietor contributions	15,800
Proprietor's capital, end of year	$1,762

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(14,038)
Adjustments to reconcile increase in net loss to net cash used in operating activities:	
Depreciation and amortization	515
(Increase) decrease in prepaid expense	(1,232)
Increase (decrease) in:	
Accounts payable, trade	10,490
NET CASH USED IN OPERATING ACTIVITIES	(4,265)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment, net	(5,150)
Organization costs	(5,200)
Purchase of trademarks and trade name	(1,000)
NET CASH USED IN INVESTING ACTIVITIES	(11,350)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proprietor's contributions	15,800

NET CASH PROVIDED BY FINANCING ACTIVITIES	15,800
NET INCREASE IN CASH	185
CASH, beginning of year	-
CASH, end of year	$ 185

SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for:	
Interest	$ -

NOTES

Note
1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the business operations
Solar*Magic International (the Company) is a development state company which provides the design, engineering and sales of automated solar photovoltaic systems for a variety of end users.
These financial statements include only those assets and liabilities of the proprietor, Egon AliOglu, that relate to this Solar*Magic International operations.
The Company is located in Antrim, New Hampshire and operated as a sole proprietorship for the year ended December 31, 2008 (its initial year of operations). It has since incorporated as Solar*Magic International, Inc. with seven shareholders.
Although the Company is located in New Hampshire, it targets international markets for its products.

Revenue recognition
The Company's financial statements were prepared using the accrual basis of accounting, the purpose of which is to record revenues when earned and record expenses when they are incurred.

Furniture, equipment and depreciation
Furniture and equipment is stated at cost at date of purchase, except for furniture and equipment with a basis of $1,620 transferred to the business by its owner, Egon AliOglu at inception. Depreciation is calculated using the straight line method over the estimated useful lives as of the year ended December 31,2008. Estimated lives are 10 years.

Advertising and marketing
The Company expenses advertising production costs the first time the advertising occurs, except for brochures which are capitalized and amortized over their period of future distribution. Advertising and marketing costs of $616 were expensed for the year ended December 31, 2008, and $1,232 is shown as prepaid expense on the balance sheet.

Income taxes
All tax effects of the sole proprietorship's income or loss are passed through to the proprietor individually; thus, this statement includes no federal income tax expense or benefit for the sole proprietorship.
No State of New Hampshire business taxes are due at this time.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles

requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those amounts. Depreciation expense is a significant estimate.

Note 2 OFFICE RENTAL - RELATED PARTY

The Company was charged $1,200 for rental of office space from its sole proprietor for 2008.

Note 3 CONCENTRATIONS

The Company had revenues from one customer which totaled 100% of total revenue during the year ended December 31, 2008.

For the year ended December 31, 2008, purchases from one vendor represented 100% of total payments for subcontracts.

Note 4 SUBSEQUENT EVENTS

Mr. AliOglu has evaluated subsequent events through November 17, 2009, the date which the financial statements were available to be issued.
For the year to date for 2009, many marketing activities have been conducted; but no contracts to date. Mr. AliOglu and additional founding corporate investors have contributed over $21,000 in 2009 towards Company operations and marketing efforts. Several solar projects in New Hampshire are lined up for the Spring of 2010 construction, and one is in the negotiation process for a large solar farm type project overseas.

Balance sheet of Solar*Magic International, a proprietorship and a development stage company, as of **November 30, 2009**, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

ASSETS

Current assets:	
Cash	$280
Prepaid expense	1,232
Total current assets	1,512
Fixed assets:	
Office furniture and equipment	4,650
Solar equipment	500
Less: accumulated depreciation	(987)

Total fixed assets	4,163
Other assets:	
Organization costs	5,200
Trademarks and trade name	1,000
Total other assets	6,200
TOTAL ASSETS	$11,875
LIABILITIES AND PROPRIETOR'S CAPITAL	
Current liabilities:	
Accounts payable, trade	14,869
Note payable	1,400
TOTAL LIABILITIES	16,269
Proprietor's capital (deficit)	(4,394)
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$11,875

Notes

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the business operations

Solar*Magic International (the Company) is a development state company which provides the design, engineering and sales of automated solar photovoltaic systems for a variety of end users.

These financial statements include only those assets and liabilities of the proprietor, Egon AliOglu, that relate to this Solar*Magic International operations.

The Company is located in Antrim, New Hampshire and operated as a sole proprietorship for the period ended November 30, 2009. It has since incorporated as Solar*Magic International, Inc. with eight shareholders.

Although the Company is located in New Hampshire, it targets international markets for its products.

Revenue recognition

The Company's financial statements were prepared using the accrual basis of accounting, the purpose of which is to record revenues when earned and record expenses when they are incurred.

Furniture, equipment and depreciation

Furniture and equipment is stated at cost at date of purchase, except for furniture and equipment with a basis of $1,620 transferred to the business by its owner, Egon AliOglu at inception. Depreciation is calculated using the straight line method over the estimated useful lives. Estimated lives are 10 years.

Advertising and marketing
The Company expenses advertising production costs the first time the advertising occurs, except for brochures which are capitalized and amortized over their period of future distribution. Prepaid advertising and marketing costs of $1,232 are shown as prepaid expense on the balance sheet.

Income taxes
All tax effects of the sole proprietorship's income or loss are passed through to the proprietor individually; thus, this statement includes no federal income tax expense or benefit for the sole proprietorship.
No State of New Hampshire business taxes are due at this time.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those amounts. Depreciation expense is a significant estimate.

Note 2 NOTE PAYABLE

A note payable of $1,400 dated November 12, 2009 is due for accounting fees. Monthly payments of $120 including interest at 8% per annum are payable with a maturity of November 2010.

Note 3 SUBSEQUENT EVENTS

Mr. AliOglu has evaluated subsequent events through December 22, 2009, the date which the financial statements were available to be issued. For the year to date for 2009, many marketing activities have been conducted; but no contracts have been executed to date. Mr. AliOglu and additional founding corporate investors have contributed in 2009 towards achieving the Company's operations and marketing efforts. Several solar projects in New Hampshire and Massachusetts are being negotiated for the Spring of 2010 construction, totaling approximately $978,000.

Products & Services

Our Solar Auto-tracking Systems:

	System type	6 panels	9 panels	12 panels
A.	Standard arrays capacity	1.2 KW	1.8 KW	2.4 KW
		12h/d	18h/d	24h/d
	Installed	$ 22,500	$ 26,000	$ 30,000
	Packaged to ship	$ 18,500	$ 22,000	$ 26,000
B.	Solar Sun*Flower Systems	$ 50,000	$ 56,000	$ 62,000
	Custom items – negotiable	……..	……..	……..

C.	Solar Farms (own projects)	25 acres – 20 year lease	50 acres – 20 year lease
	Based on large arrays	$ 24,000 (min margin)/u	same cost
		50 units	100 units
	Annual KW hour's	360,000/y	720,000/y
	At $ 0.28/KWh average	$100,800/y	$ 201,600/y
	Cost of operation	$ 56,250/y	$ 112,500/y

Tax & depreciation advantages
Utility contract for 20 years
Substantial asset base

D. Solar Film (DVD) Package together with updated expanded Owners Guide retail at $ 125/pack.
E. Custom sizing and engineering for any customer – FREE service via our software system
F. Free monthly Newsletter for members www.globalinteractivenet.com
G. Entrepreneurial Package to set up Demo-Distribution Agencies

The Company has included in this Disclosure Document all of its representations about this offering. If anyone gives you more or different information, you should ignore it. You should rely only on the information in this Disclosure Document.

NOTE: After reviewing management's discussion of the steps it intends to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

SIGNATURES:

The Company's Chief Executive Officer must sign this Disclosure Document. When CEO signs this Disclosure Document, he or she represents that he or she has diligently attempted to confirm the accuracy and completeness of the information in the Document.

When the Chief Financial Officer signs this Disclosure Document, he or she represents that the financial statements in the Document have been prepared in accordance with generally accepted accounting principles which have been consistently applied, except where explained in the notes to the financial statements. The CFO represents that the financial statements fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and periods indicated. The CFO also represents that year-end figures include all adjustments necessary for a fair presentation under the circumstances.

BY:
Chief Executive and Financial Officer



Egon AliOglu

BY:
Director



Print name: Karen B. Scott

LIST OF EXHIBITS AND SUPPLEMENTAL INFORMATION

TAB	AMENDED FINANCIAL INFORMATION
1)	Solar*Magic 2008 Financial Statements and Supplemental Information
2)	Solar*Magic November 2009 Balance Sheet
	SUPPLEMENTAL INFORMATION
3)	Biographies on Principal Officers and Directors
4)	Corporate Documentation, including Articles of Incorporation and Bylaws
5)	List of Shareholders
6)	Articles of Amendment and Shareholder Resolutions
7)	Consents to Action by Directors and Shareholders without Meeting
8)	Five Year Budget and Notes
9)	List of Fixed Assets; List of Inventory; List of Contingent Liability
10)	Executive Summary
11)	Corporate and Marketing Brochure
12)	Corporate Trade Names and Product-Service Marks
13)	Article Regarding Solar Energy Developments
14)	October 6, 2009 Rule 252 (H)(2)amendment letter, including POA for SEC filings

Mr. Egon AliOglu
Solar*Magic International
(A development stage company)
Antrim, New Hampshire

I have compiled the accompanying balance sheet of Solar*Magic International, a proprietorship and a development stage company, as of December 31, 2008, and the related statements of operations and proprietor's capital, and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial information for the year ended December 31, 2008, and, accordingly, do not express an opinion or any other form of assurance on them.

Rachel C. Elkins, CPA

Keene, New Hampshire
November 17, 2009

Solar*Magic International
(A development stage company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year ended December 31, 2008

AND

ACCOUNTANT'S COMPILATION REPORT

Rachel C. Elkins, CPA
Certified Public Accountant

Solar*Magic International
(A development stage company)
Balance Sheet
December 31, 2008

ASSETS

Current assets:	
Cash	$ 185
Prepaid expense	1,232
Total current assets	1,417
Fixed assets:	
Office furniture and equipment	4,650
Solar equipment	500
Less: accumulated depreciation	(515)
Total fixed assets	4,635
Other assets:	
Organization costs	5,200
Trademarks and tradename	1,000
Total other assets	6,200
TOTAL ASSETS	$ 12,252

LIABILITIES AND PROPRIETOR'S CAPITAL

Current liabilities:	
Accounts payable, trade	10,490
TOTAL LIABILITIES	10,490
Proprietor's capital	1,762
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 12,252

See accountant's compilation report and accompanying notes.

Solar*Magic International
(A development stage company)
Statements of Operations and Proprietor's Capital
For the Year Ended December 31, 2008

SALES REVENUES	$	70,400
COST OF SALES		
Subcontracted labor		57,651
Gross profit		12,749
OPERATING EXPENSES		
Auto expense		10,536
Selling expense		8,808
Operating supplies		1,677
Telephone and fax		1,106
Office rent		1,200
Computer and website		1,648
Reproduction and Printing		680
Marketing expense		617
Depreciation and amortization		515
		26,787
NET LOSS		(14,038)
Proprietor's capital, beginning of year		-
Proprietor contributions		15,800
Proprietor's capital, end of year	$	1,762

See accountant's compilation report and accompanying notes.

Solar*Magic International
(A development stage company)
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (14,038)
Adjustments to reconcile increase in net loss to net cash used in operating activities:	
Depreciation and amortization	515
(Increase) decrease in prepaid expense	(1,232)
Increase (decrease) in:	
Accounts payable, trade	10,490
NET CASH USED IN OPERATING ACTIVITIES	(4,265)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment, net	(5,150)
Organization costs	(5,200)
Purchase of trademarks and trade name	(1,000)
NET CASH USED IN INVESTING ACTIVITIES	(11,350)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proprietor's contributions	15,800
NET CASH PROVIDED BY FINANCING ACTIVITIES	15,800
NET INCREASE IN CASH	185
CASH, beginning of year	-
CASH, end of year	$ 185
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for:	
Interest	$ -

See accountant's compilation report and accompanying notes.

Solar*Magic International
(A development stage company)
Notes to Financial Statements
December 31, 2008

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the business operations

Solar*Magic International (the Company) is a development state company which provides the design, engineering and sales of automated solar photovoltaic systems for a variety of end users.
These financial statements include only those assets and liabilities of the proprietor, Egon AliOglu, that relate to this Solar*Magic International operations.
The Company is located in Antrim, New Hampshire and operated as a sole proprietorship for the year ended December 31, 2008 (its initial year of operations). It has since incorporated as Solar*Magic International, Inc. with seven shareholders.
Although the Company is located in New Hampshire, it targets international markets for its products.

Revenue recognition

The Company's financial statements were prepared using the accrual basis of accounting, the purpose of which is to record revenues when earned and record expenses when they are incurred.

Furniture, equipment and depreciation

Furniture and equipment is stated at cost at date of purchase, except for furniture and equipment with a basis of $1,620 transferred to the business by its owner, Egon AliOglu at inception. Depreciation is calculated using the straight line method over the estimated useful lives as of the year ended December 31,2008. Estimated lives are 10 years.

Advertising and marketing

The Company expenses advertising production costs the first time the advertising occurs, except for brochures which are capitalized and amortized over their period of future distribution. Advertising and marketing costs of $616 were expensed for the year ended December 31, 2008, and $1,232 is shown as prepaid expense on the balance sheet.

Income taxes

All tax effects of the sole proprietorship's income or loss are passed through to the proprietor individually; thus, this statement includes no federal income tax expense or benefit for the sole proprietorship.
No State of New Hampshire business taxes are due at this time.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those amounts. Depreciation expense is a significant estimate.

Note 2 OFFICE RENTAL - RELATED PARTY

The Company was charged $1,200 for rental of office space from its sole proprietor for 2008.

Note 3 CONCENTRATIONS

The Company had revenues from one customer which totaled 100% of total revenue during the year ended December 31, 2008.

For the year ended December 31, 2008, purchases from one vendor represented 100% of total payments for subcontracts.

Note 4 SUBSEQUENT EVENTS

Mr. AliOglu has evaluated subsequent events through November 17, 2009, the date which the financial statements were available to be issued.
For the year to date for 2009, many marketing activities have been conducted; but no contracts to date. Mr. AliOglu and additional founding corporate investors have contributed over $21,000 in 2009 towards Company operations and marketing efforts. Several solar projects in New Hampshire are lined up for the Spring of 2010 construction, and one is in the negotiation process for a large solar farm type project overseas.

Solar*Magic International
(A development stage company)

BALANCE SHEET

As of November 30, 2009

AND

ACCOUNTANT'S COMPILATION REPORT

Mr. Egon AliOglu
Solar*Magic International
(A development stage company)
Antrim, New Hampshire

I have compiled the accompanying balance sheet of Solar*Magic International, a proprietorship and a development stage company, as of November 30, 2009, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying balance sheet and, accordingly, do not express an opinion or any other form of assurance on it.

Rachel C. Elkins, CPA

Keene, New Hampshire
December 22, 2009

Solar*Magic International
(A development stage company)
Balance Sheet
November 30, 2009

ASSETS	
Current assets:	
Cash	$ 280
Prepaid expense	1,232
Total current assets	1,512
Fixed assets:	
Office furniture and equipment	4,650
Solar equipment	500
Less: accumulated depreciation	(987)
Total fixed assets	4,163
Other assets:	
Organization costs	5,200
Trademarks and tradename	1,000
Total other assets	6,200
TOTAL ASSETS	$ 11,875
LIABILITIES AND PROPRIETOR'S CAPITAL	
Current liabilities:	
Accounts payable, trade	14,869
Note payable	1,400
TOTAL LIABILITIES	16,269
Proprietor's capital (deficit)	(4,394)
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 11,875

See accountant's compilation report and accompanying notes.

Solar*Magic International
(A development stage company)
Notes to Financial Statements
November 30, 2009

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the business operations

Solar*Magic International (the Company) is a development state company which provides the design, engineering and sales of automated solar photovoltaic systems for a variety of end users.
These financial statements include only those assets and liabilities of the proprietor, Egon AliOglu, that relate to this Solar*Magic International operations.
The Company is located in Antrim, New Hampshire and operated as a sole proprietorship for the period ended November 30, 2009. It has since incorporated as Solar*Magic International, Inc. with eight shareholders.
Although the Company is located in New Hampshire, it targets international markets for its products.

Revenue recognition

The Company's financial statements were prepared using the accrual basis of accounting, the purpose of which is to record revenues when earned and record expenses when they are incurred.

Furniture, equipment and depreciation

Furniture and equipment is stated at cost at date of purchase, except for furniture and equipment with a basis of $1,620 transferred to the business by its owner, Egon AliOglu at inception. Depreciation is calculated using the straight line method over the estimated useful lives. Estimated lives are 10 years.

Advertising and marketing

The Company expenses advertising production costs the first time the advertising occurs, except for brochures which are capitalized and amortized over their period of future distribution. Prepaid advertising and marketing costs of $1,232 are shown as prepaid expense on the balance sheet.

Income taxes

All tax effects of the sole proprietorship's income or loss are passed through to the proprietor individually; thus, this statement includes no federal income tax expense or benefit for the sole proprietorship.
No State of New Hampshire business taxes are due at this time.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those amounts. Depreciation expense is a significant estimate.

Note 2 NOTE PAYABLE

A note payable of $1,400 dated November 12, 2009 is due for accounting fees. Monthly payments of $120 including interest at 8% per annum are payable with a maturity of November 2010.

Note 3 SUBSEQUENT EVENTS

Mr. AliOglu has evaluated subsequent events through December 22, 2009, the date which the financial statements were available to be issued. For the year to date for 2009, many marketing activities have been conducted; but no contracts have been executed to date. Mr. AliOglu and additional founding corporate investors have contributed in 2009 towards achieving the Company's operations and marketing efforts. Several solar projects in New Hampshire and Massachusetts are being negotiated for the Spring of 2010 construction, totaling approximately $978,000.

3

BIOGRAPHIES OF KEY PERSONNEL

- Egon Ali Oglu, PhD, President, Secretary and Director of SOLAR*MAGIC™ International Incorporated. He is also President and Chairman of COMPONOFORM™ International Corporation, a building systems company and the principal founder, architect of ENVIRODESIGN, Architects & Planners. Egon has extensive high-tech and corporate management background having founded and operated several companies in the field of solar energy and real estate development. As faculty member Egon taught at Harvard School of Design, Cambridge, MA, Carleton University and Nova Scotia Tech, Ottawa and Halifax, Canada, and King Faisal University, Dammam, Saudi Arabia. Egon is an avid international traveler, speaks several languages, is an enthusiastic supporter of global environmental and conservation activities and is a strong advocate of human health related issues. He holds and MBA and PhD in building systems technologies from American Century University and is a life member of NCARB. He has recently published a book on his business experiences in Saudi Arabia titled I SOLD THE SUN TO THE SAUDIS.

- Karen B. Scott received an Associates degree from Bryant and Stratton in Upstate New York. She has lived in northern Virginia and worked at the Treasury Department in Washington, DC, prior to working with tax attorneys at KPMG Peat Marwick. Karen has worked with investment bankers, lawyers, hospital administrators and newspapers, among her diverse background. Karen is a very resourceful and reliable manager and administrator and has been very active since the beginning of the Company's activities.

- Karen A. B. Jagoda is a founder and President of E-Voter Institute, a trade association representing Web publishers and political advocacy solution providers. The Institute, created in 1999 as a bipartisan organization, conducts research about the interaction of politics and the Internet. Karen is the host of Digital Politics, a weekly podcast sponsored by the Union Tribune Publishing Company. Karen is also President of Turtleback Interactive, a consulting firm focused on strategic development of web based solutions for a wide range of clients. Earlier in her career, Karen worked with computer resellers and manufacturers, web publishers and ad networks, think tank and government agencies. Karen Jagoda is a native of Baltimore and received her B.A. with a dual major in mathematics and political science from Goucher College and Masters of Business Management from Johns Hopkins University. After living in Washington, DC for over 20 years, she now resides in La Jolla, California.

- Max C. Adams, Electronics Engineer, graduate from Michigan State University, worked at MIT, Draper Laboratories, Cambridge, MA and TRW. He is presently retired but very active with Egon in the field of solar photovoltaic engineering.

Egon Ali Oglu, PhD
Antrim, NH 03440, U.S.A.

eaoglu@mcttelecom.com



Professional Background:

- Experienced corporate executive, entrepreneur and architect-engineer
- MBA and PhD in Building Technologies and Solar PV Energy Systems
- Registered Architect, New Hampshire and NCARB (National Registration Council)
- Taught and lectured at Harvard University, MIT, Cambridge, MA, Carleton University, Ottawa, Canada, King Faisal and King Saud University, Saudi Arabia, Nova Scotia Tech, Halifax, Canada and New England College, Henniker, New Hampshire, USA.
- Established, funded and managed number of companies in U.S. and abroad and listed one company as Initial Public Offering (IPO). Presently Chairman and CEO of SOLAR*MAGIC™ International Inc., pioneers in advanced technology of solar auto-tracking systems.

Business Accomplishments:

- Founder and CEO of several companies in U.S. and overseas
- Contracted with Governments of Canada, UK, Saudi Arabia and U.S.
- Designed and supervised construction of new towns in Trinidad, and United Kingdom
- Developer and patent holder of an innovative, proprietary building system technology, trade name of COMPONOFORM™ Building System Technology.
- Developed housing projects, commercial real estate complexes, cinemas, and schools
- Engineered and built solar photovoltaic (PV) systems projects throughout Saudi Arabia and USA.

General Information:

- Traveled and worked in countries such as; U.S., Canada, Brazil, Venezuela, UK, all Europe, Russia, Saudi Arabia, Egypt, Japan, China and Mongolia.
- Fluent in English, Russian, German
- Excellent health, enjoys travel and work on challenging projects within his companies
- Extensive interests and hobbies in Astronomy, Archaeology, Art, Music, Photography, Sailing
- Fluent in data processing and development of web sites

Please visit some of my web sites at:
www.componoform.com
www.enviro-designs.com
www.healthwellnesstechnolgy.com
www.globalinteractivenet.com

4

State of New Hampshire
Department of State

CERTIFICATE

I, William M. Gardner, Secretary of State of the State of New Hampshire, do hereby certify SOLAR*MAGIC INTERNATIONAL, INC. is a New Hampshire corporation duly incorporated under the laws of the State of New Hampshire on October 27, 2008. I further certify that all fees and annual reports required by the Secretary of State's office have been received and that articles of dissolution have not been filed.


SEAL OF THE STATE OF NEW HAMPSHIRE
1776

In TESTIMONY WHEREOF, I hereto set my hand and cause to be affixed the Seal of the State of New Hampshire, this 27th day of October, A.D. 2008

William M. Gardner
Secretary of State

FEE: $50.00
Payable To:
State of New Hampshire

HELP LINE TDD ACCESS:
RELAY NH 1-800-735-2964

State of New Hampshire
Department of State

Corporation Division
Concord Tel. 603-271-3244

Location: State House Annex - 3rd floor
Mailing Address: Corporation Division, Department of State
107 North Main St., Concord, NH 03301-4989

APPLICATION FOR REGISTRATION OF TRADE NAME

(PLEASE TYPE OR PRINT CLEARLY)

1. BUSINESS NAME: COMPONOFORM

(Name **cannot include "INC."** or other corporate designation)

2. BUSINESS ADDRESS: P.O. Box 448 Antrim NH 03440

No. & Street (and P.O. Box, if any) City / town State Zip

3. BRIEF DESCRIPTION OF KIND OF BUSINESS TO BE CARRIED ON: Consulting, engineering

4. DATE BUSINESS ORGANIZED: 2-4-2006

5. APPLICANT'S NAME, ADDRESS & SIGNATURE. IF APPLICANT IS A CORPORATION OR OTHER ENTITY, LIST CORPORATION'S OR ENTITY'S NAME & TITLE OF PERSON SIGNING.

A. Egon A. Oglu — TYPE OR PRINT NAME | 6 Aiken St. ~~Antrim~~ #215 — NO. STREET
[signature] — Signature | Antrim NH 03440 — TOWN/CITY STATE ZIP

B. ______ TYPE OR PRINT NAME | ______ NO. STREET
______ Signature | ______ TOWN/CITY STATE ZIP

C. ______ TYPE OR PRINT NAME | ______ NO. STREET
______ Signature | ______ TOWN/CITY STATE ZIP

D. ______ TYPE OR PRINT NAME | ______ NO. STREET
______ Signature | ______ TOWN/CITY STATE ZIP

If a partnership registration (more than one applicant) and one or more of the partners is from out of state, please answer: The trade name above is is not organized under the laws of another state. Partnerships organized under the laws of another state have to register under the Foreign Partnership Law (forms available from the Secretary of State).

Form TN-1
RSA 349

CD Misc. TN-1 Pg 1 V-1.0

SOLAR*MAGIC INTERNATIONAL, INC.

<u>Consent to Action Without Meeting</u>

The undersigned, being the sole incorporator of SOLAR*MAGIC INTERNATIONAL, INC., hereby consents and directs that the following action be taken by the corporation without a meeting, pursuant to the provisions of New Hampshire RSA 293-A:7.04 and 8.21:

RESOLVED: The corporation shall adopt the by-laws of which a copy are attached to this consent and by reference made a part hereof.

FURTHER RESOLVED: The following persons shall serve as the directors of the corporation until the next annual meeting of directors, or until successors are elected and qualified:

Egon AliOglu, Chairman
Karen Jagoda
Karen Scott

FURTHER RESOLVED: The following persons shall serve as the officers of the corporation until the next annual meeting of directors, or until their successors are elected and qualified:

President .... Egon AliOglu
Treasurer .... Egon AliOglu
Secretary .... Egon AliOglu

FURTHER RESOLVED: The corporation shall issue one hundred (100) shares of its common stock without par value to Egon AliOglu, in consideration of payment to the corporation of 0.25 ____________ Dollars per share; and the President and Secretary of the corporation shall cause the appropriate share certificate to be issued accordingly.

FURTHER RESOLVED: The corporation shall establish such bank accounts with such signature authority as the officers deem convenient and in the best interests of the corporation.

FURTHER RESOLVED: The corporation shall issue the foregoing shares and any shares subsequently issued in such manner as to qualify under the provisions of Section 1244 of the Internal Revenue Code, as amended.

FURTHER RESOLVED: The corporation shall borrow such funds as may be necessary to provide working capital from time to time; and the President shall negotiate such loans and execute the necessary loan documents on behalf of the corporation as he shall determine to be in the corporation's best interests.

Date: December 8, 2008



Egon AliOglu

R:\SOLAR MAGIC INTERNATIONAL INC. - corporate consent minutes.wpd

BYLAWS OF

SOLAR*MAGIC INTERNATIONAL, INC.

ARTICLE I. OFFICES

1.1 Business Office.

The principal office of the corporation shall be located at any place either within or outside the State of New Hampshire as designated in the corporation's most current Annual Report filed with the New Hampshire Secretary of State. The corporation may have such other offices, either within or without the State of New Hampshire as the board of directors may designate or as the business of the corporation may require from time to time. The corporation shall maintain at its principal office a copy of certain records, as specified in 2.14 of Article II.

1.2 Registered Office.

The registered office of the corporation shall be located within the State of New Hampshire and may be, but need not be, identical with the principal office. The address of the registered office may be changed from time to time.

ARTICLE II. SHAREHOLDERS

2.1 Annual Shareholder Meeting.

The annual meeting of the shareholders shall be held within ninety (90) days following the close of the corporation's fiscal year, at such time and date as shall be fixed by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting.

2.2 Special Shareholder Meetings.

Special meetings of the shareholders, for any purpose or purposes described in the meeting notice, may be called by the president or by the board of directors, and shall be called by the president at the request of the holders of not less than one-tenth (1/10) of all votes of the corporation entitled to be cast on any issue at the meeting.

2.3 Place of Shareholder Meeting.

The board of directors may designate any place, either within or without the State of New Hampshire as the place of meeting for any annual or special meeting of the shareholders, unless by written consents, which may be in the form of waivers of notice or otherwise, all shareholders entitled to vote at the meeting designate a different place, either within or without the State of New Hampshire, as the place for the holding of such meeting. If no designation is made by either the directors or unanimous action of the voting shareholders, the place of meeting shall be the principal office of the corporation in the State of New Hampshire.

2.4 Notice of Shareholder Meeting.

(a) Required notice. Written notice stating the place, day and hour of any annual or special shareholder meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the president, the board of directors, or other persons calling the meeting, to each shareholder of record entitled to vote at such meeting, and to any other shareholder entitled by the New Hampshire Business Corporation Act (the "Act") or the articles of incorporation to receive notice of the meeting. Notice shall be deemed to be delivered at the earlier of: (1) when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid; (2) on the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee; (3) when received; or (4) five (5) days after deposit in the United States mail, if mailed postpaid and correctly addressed to an address other than that shown in the corporation's current record of shareholders.

(b) Adjourned Meeting. If any shareholder meeting is adjourned to a different date, time or place, notice need not be given of the new date, time and place, if the new date, time and place is announced at the meeting before adjournment. However, if a new record date for the adjourned meeting is or must be fixed (see 2.5 of this Article II), then notice must be given, pursuant to the requirements of paragraph (a) of this 2.4, to those persons who are shareholders entitled to notice as of the new record date.

(c) Waiver of Notice. A shareholder may waive notice of a meeting (or any notice required by the Act, articles of incorporation, or bylaws), by a writing signed by the shareholder entitled to the notice, which is delivered to the corporation (either before or after the date and time stated in the notice) for inclusion in the minutes or for filing with the corporate records.

A shareholder's attendance at a meeting:

(1) waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting;

(2) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

(d) Contents of Notice. The notice of each special shareholder meeting shall include a description of the purpose or purposes for which the meeting is called. Except as provided in this 2.4(d), or as provided in the corporation's articles, or otherwise in the Act, the notice of an annual shareholder meeting need not include a description of the purpose or purposes for which the meeting is called. If a purpose of any shareholder meeting is to consider: (1) a proposed amendment to the articles of incorporation (including any restated articles requiring shareholder approval); (2) a plan of merger or share exchange; (3) the sale, lease, exchange or other disposition of all or substantially all of the corporation's property; (4) the dissolution of the corporation; or (5) the removal of a director, the notice must so state and be accompanied by a copy or summary of the respective: (1) articles of amendment; (2) plan of merger or share exchange; or (3) transaction for disposition of the corporation's property. If the proposed corporate action creates dissenters' rights, the notice must state that shareholders are or may be entitled to assert dissenters' rights, and must be accompanied by a copy of RSA 293-A:13 of the Act. If the corporation issues or authorizes the issuance of shares for promissory notes or for promises to render services in the future, the corporation shall report in writing to all the shareholders the number of shares authorized or issued, and the consideration received, with or before the notice of the next shareholder meeting. Likewise, if the corporation indemnifies or advances expenses to a director, this shall be reported to all the shareholders with or before the notice of the next shareholder meeting.

2.5 Fixing of Record Date.

For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or shareholders entitled to receive payment of any distribution or dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may fix in advance a date as the record date. Such record date shall not be more than seventy (70) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is so fixed by the board for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or of shareholders entitled to receive a share dividend or distribution, the record date for determination of such shareholders shall be at the close of business on:

(a) With respect to an annual shareholder meeting, or any special shareholder meeting called by the president or the board, the day before the notice is first delivered to a shareholder;

(b) With respect to a special shareholder meeting properly requested by the shareholders, the date the first shareholder signs the request;

(c) With respect to the payment of a share dividend, the date the board authorizes the share dividend;

(d) With respect to actions taken in writing without a meeting (pursuant to 2.12 of this Article II), the date the first shareholder signs a consent; and,

(e) With respect to a distribution to shareholders (other than one involving a repurchase or reacquisition of shares), the date the board authorizes the distribution.

(f) When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the board of directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

2.6 Shareholder List.

The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete record of the shareholders entitled to vote at each meeting of shareholders thereof, arranged in alphabetical order, with the address of and the number of shares held by each. The shareholder list must be available for inspection by any shareholder, beginning two (2) business days after notice of the meeting is given for which the list was prepared, and continuing through the meeting. The list shall be available at the corporation's principal office, or at a place identified in the meeting notice in the city where the meeting is to be held. A shareholder, his agent, or his attorney is entitled, on written demand, to inspect, and, subject to the requirements of 2.14 of this Article II, to copy the list during regular business hours and at his expense, during the period it is available for inspection. The corporation shall maintain the shareholder list in written form or in another form capable of conversion into written form within a reasonable time.

2.7 Shareholder Quorum and Voting Requirements.

(a) Unless the articles of incorporation, a bylaw adopted pursuant to 2.8 of this Article II, or the Act provides otherwise, a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter.

(b) Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting, and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting.

(c) If a quorum exists, action on a matter (other than the election of directors) is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the articles of incorporation, a bylaw adopted pursuant to 2.8 of this Article II, or the Act requires a greater number of affirmative votes.

2.8 Increasing Either Quorum or Voting Requirements.

(a) For purposes of this 2.8, a "supermajority" quorum is a requirement that more than a majority of the votes be present to constitute a quorum; and a "supermajority" voting requirement is a requirement that there be more than a majority of the affirmative votes cast in favor of any action at a meeting.

(b) The shareholders, but only if specifically authorized to do so by the articles of incorporation, may adopt, amend or delete a bylaw which fixes a "supermajority" quorum or voting requirement.

(c) The adoption or amendment of a bylaw that adds, changes or deletes a "supermajority" quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

(d) A bylaw that fixes a "supermajority" quorum or voting requirement for shareholders may not be adopted, amended or repealed by the board of directors.

2.9 Proxies.

At all meetings of shareholders, a shareholder may vote in person, or by proxy which is executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation or other person authorized to tabulate votes, before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

2.10 Voting of Shares.

(a) Unless otherwise provided in the articles of incorporation, each outstanding share entitled to vote shall be entitled to one (1) vote upon each matter submitted to a vote at a meeting of shareholders.

(b) Redeemable shares are not entitled to vote after notice of redemption is mailed to the holders thereof and a sum sufficient to redeem the shares has been deposited with a bank, trust company or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

2.11 Corporation's Acceptance of Votes.

(a) If the name signed on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder, the corporation is entitled to accept the vote, consent, waiver or proxy appointment, and to give it effect as the act of the shareholder.

(b) If the name signed on a vote, consent, waiver or proxy appointment does not correspond to the name of a shareholder, the corporation is nevertheless entitled to accept the vote, consent, waiver or proxy appointment, and to give it effect as the act of the shareholder if:

(1) the shareholder is an entity as defined in the Act, and the name signed purports to be that of an officer or agent of the entity;

(2) the name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder, and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver or proxy appointment;

(3) the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder, and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver or proxy appointment;

(4) the name signed purports to be that of a pledgee, beneficial owner or attorney-in-fact of the shareholder, and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been

presented with respect to the vote, consent, waiver or proxy appointment; or,

(5) two (2) or more persons are the shareholder as co-owners or fiduciaries, and the name signed purports to be the name of at least one (1) of the co-owners, and, if the corporation requests, the person signing provides evidence acceptable to the corporation of his authority to act on behalf of all the co-owners.

(c) The corporation is entitled to reject a vote, consent, waiver or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it, or about the signatory's authority to sign for the shareholder.

(d) The corporation, and its officer or agent who accepts or rejects a vote, consent, waiver or proxy appointment in good faith and in accordance with the standards of this section, are not liable in damages to the shareholder for the consequences of the acceptance or rejection.

(e) Corporate action based on the acceptance or rejection of a vote, consent, waiver or proxy appointment under this section is valid, unless a court of competent jurisdiction determines otherwise.

2.12 Informal Action by Shareholders.

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, if one (1) or more consents in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof, and are delivered to the corporation for inclusion in the minute book. If the act to be taken requires that notice be given to non-voting shareholders, the corporation shall give the non-voting shareholders written notice of the proposed action at least ten (10) days before the action is taken, which notice shall contain or be accompanied by the same material that would have been required if a formal meeting had been called to consider the action. A consent signed under this section has the effect of a meeting vote, and may be described as such in any document.

2.13 Voting for Directors.

Unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

2.14 Shareholders' Rights to Inspect Corporate Records.

(a) Minutes and Accounting Records. The corporation shall maintain as permanent records, minutes of all meetings of its shareholders and board of directors; a record of all actions taken by the shareholders or board without a meeting; and a record of all actions taken by a committee of the board on behalf of the corporation. The corporation shall maintain appropriate accounting records.

(b) Absolute Inspection Rights of Records Required at Principal Office. If he gives the corporation written notice of at least five (5) business days, a shareholder (or his agent or attorney) shall have the right to inspect and copy, during regular business hours, any of the following records, all of which the corporation shall keep at its principal office:

(1) its articles or restated articles of incorporation, and all amendments to them currently in effect;

(2) its bylaws or restated bylaws, and all amendments to them currently in effect;

(3) all resolutions adopted by its board of directors creating one (1) or more classes or series of shares, and fixing their relative rights, preferences and limitations, if shares issued pursuant to those resolutions are outstanding;

(4) the minutes of all shareholders' meetings, and records of all action taken by shareholders without a meeting, for the past three (3) years;

(5) all written communications to shareholders generally within the past three (3) years, including the financial statements furnished for the past three (3) years to the shareholders;

(6) a list of the names and business addresses of its current directors and officers; and,

(7) its most recent annual report delivered to the Secretary of State.

(c) <u>Conditional Inspection Right</u>. In addition, if he gives the corporation written notice of at least five (5) business days before the date on which he wishes to inspect and copy, and if he describes with reasonable particularity his purpose and the records he desires to inspect, and if the corporation deems that the records are directly connected with his purpose, a shareholder (or his agent or attorney) shall have the right to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation:

(1) excerpts from minutes of any meeting of the board of directors; records of any action taken by a committee of the board on behalf of the corporation; minutes of any meeting of the shareholders; and records of action taken by the shareholders or board without a meeting, to the extent not subject to inspection under paragraph (a) of this 2.14.

(2) accounting records of the corporation; and,

(3) the record of shareholders (compiled no earlier than the date of the shareholder's written request).

(d) Copy Costs. The right to copy records includes, if reasonable, the right to receive copies made by photographic, xerographic, or other means. The corporation may impose a reasonable charge, covering the costs of labor and material, for copies of any documents provided to a shareholder; however, the charge may not exceed the estimated cost of production or reproduction of the records.

(e) Shareholder Includes Beneficial Owner. For purposes of this 2.14, the term "shareholder" shall include a beneficial owner whose shares are held in a voting trust, or by a nominee on his behalf.

2.15 Financial Statements Furnished to Shareholders.

(a) The corporation shall furnish its shareholders annual financial statements, which may be consolidated or combined statements of the corporation and one (1) or more of its subsidiaries, as appropriate, and which include a balance sheet as of the end of the fiscal year; an income and expense statement for that year; and a statement of changes in shareholders' equity for the year, unless that information appears elsewhere in the financial statements. If financial statements are prepared for the corporation on the basis of generally-accepted accounting principles, the annual financial statements for the shareholders also must be prepared on that basis.

(b) If the annual financial statements are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the president or the person responsible for the corporation's accounting records:

(1) stating his reasonable belief whether the statements were prepared on the basis of generally-accepted accounting principles, and, if not, describing the basis of preparation; and,

(2) describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year.

(c) A corporation shall mail the annual financial statements to each shareholder within one hundred twenty (120) days after the close of each fiscal year. Thereafter, on written request from a shareholder who was not mailed the statements, the corporation shall mail him the latest financial statements.

2.16 Dissenters' Rights.

Each shareholder shall have the right to dissent from and obtain payment for his shares when so authorized by the Act, the articles of incorporation, these bylaws, or in a resolution of the board of directors.

ARTICLE III. BOARD OF DIRECTORS

3.1 General Powers.

Unless the articles of incorporation have dispensed with or limited the authority of the board of directors by describing who will perform some or all of the duties of a board of directors, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the board of directors.

3.2 Number, Tenure and Qualifications of Directors.

Unless otherwise provided in the articles, the authorized number of directors shall be not less than one (1) nor more than five (5). The current number of directors shall be within the limits specified above, and as determined (or as amended from time-to-time) by resolution adopted by either the shareholders or directors. After any shares of the corporation are issued, the maximum or minimum number of directors may not be changed, nor may a fixed number be substituted for the maximum and minimum numbers, except by a duly adopted amendment to the articles of incorporation, or by an amendment to this bylaw duly approved by the outstanding shares entitled to vote. Each director shall hold office until the next annual meeting of shareholders, or until removed. However, if a director's term expires, he shall continue to serve until his successor is elected and qualified, or until there is a decrease in the number of directors. Unless required by the articles, directors need not be residents of the State of New Hampshire, or be shareholders of the corporation.

3.3 Regular Meetings of Board of Directors.

A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place (which shall be within the county where the corporation's principal office is located) for the holding of additional regular meetings without other notice than such resolution. (If so permitted by 3.7, any such regular meeting may be held by telephone.)

3.4 Special Meetings of Board of Directors.

Special meetings of the board of directors may be called by or at the request of the president or any one (1) director. The person authorized to call special meetings of the board of directors may fix any place within the county where the corporation has its principal office as the place for holding any special meeting of the board of directors, or if permitted by 3.7, such meeting may be held by telephone.

3.5 Notice of Special Director Meetings.

Unless the articles of incorporation provide for a longer or shorter period, notice of any special director meeting shall be given at least two (2) days previously thereto, either orally or in writing. If mailed, notice of any director meeting shall be deemed to be effective at the earlier of: (1) when received; (2) five (5) days after deposited in the United States mail, addressed to the director's business office, with postage thereon prepaid; or (3) the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the director. Any director may waive notice of any meeting. Except as provided in the next sentence, the waiver must be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business, and at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting such business at the meeting, and does not thereafter vote for or assent to action taken at the meeting. Unless required by the articles of incorporation, neither the business to be transacted at, nor the purpose of, any special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

3.6 Director Quorum.

(a) A majority of the number of directors prescribed by resolution (or if no number is prescribed, the number in office immediately before the meeting begins) shall constitute a quorum for the transaction of business at any meeting of the board, unless the articles require a greater number.

(b) Any amendment to this quorum requirement is subject to the provisions of 3.8 of this Article III.

3.7 Directors' Manner of Acting.

(a) The act of the majority of the directors present at a meeting at which a quorum is present when the vote is taken shall be the act of the board of directors, unless the articles of incorporation require a greater percentage. Any amendment which changes the number of directors needed to take action is subject to the provisions of 3.8 of this Article III.

(b) Unless the articles of incorporation provide otherwise, any or all directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

(c) A director who is present at a meeting of the board of directors, or of a committee of the board when corporate action is taken, is deemed to have assented to the action taken, unless (1) he objects at the beginning of the meeting (or promptly upon his arrival) to holding it, or to transacting business at the meeting; or (2) his dissent or abstention from the action taken is entered in the minutes of the meeting; or (3) he delivers written notice of his dissent or abstention to the presiding officer of the meeting before its adjournment, or to the corporation immediately after adjournment of the meeting. Such right of dissent or abstention is not available to a director who votes in favor of the action taken.

3.8 "Supermajority" Quorum or Voting Requirement for Board of Directors.

(a) For purposes of this 3.8, a "supermajority" quorum is a requirement that more than a majority of the directors in office constitutes a quorum, and a "supermajority" voting requirement is a requirement that the vote of more than a majority of those directors present at a meeting at which a quorum is present.

(b) A bylaw that fixes a "supermajority" quorum or voting requirement may be amended or repealed:

(1) if originally adopted by the shareholders, only by the shareholders (unless otherwise provided by the shareholders); or,

(2) if originally adopted by the board of directors, either by the shareholders or by the board.

(c) A bylaw adopted or amended by the shareholders that fixes a "supermajority" quorum or voting requirement for the board of directors may provide that it may be amended or repealed only by a specified vote of either the shareholders or the board.

(d) Subject to the provisions of the preceding paragraph, action by the board of directors to adopt, amend or repeal a bylaw that changes the quorum or voting requirement for the board must meet the same quorum requirement, and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

3.9 Director Action Without a Meeting.

Unless the articles of incorporation provide otherwise, any action required or permitted to be taken by the board of directors at a meeting may be taken without a meeting, if all the directors take the action, each one signs a written consent describing the action taken, and the consents are filed with the records of the corporation. Action taken by consents is effective when the last director signs the consent, unless the consent specifies a different effective date. A signed consent shall have the effect of a meeting vote, and may be described as such in any document.

3.10 Removal of Directors.

The shareholders may remove one (1) or more directors at a meeting called for that purpose, if notice has been given that such removal is a purpose of the meeting. The removal may be with or without cause, unless the articles provide that directors may only be removed with cause. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast against removal.

3.11 Board of Director Vacancies.

(a) Unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the shareholders may fill the vacancy. During such time that the shareholders fail or are unable to fill such vacancies, then and until the shareholders act:

(1) the board of directors may fill the vacancy; or,

(2) if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

(b) A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled before the vacancy occurs, but the new director may not take office until the effective date of the vacancy.

(c) The term of a director elected to fill a vacancy shall expire at the next shareholders' meeting at which directors are elected. However, if a director's term expires, he shall continue to serve until his successor is elected and qualifies, or until there is a decrease in the number of directors.

3.12 Director Compensation.

Unless otherwise provided in the articles, by resolution of the board of directors, each director may be paid his expenses, if any, of attendance at each meeting of the board, and may be paid a stated fee as a director, or a fixed sum for attendance at each meeting of the board, or both. No such payment shall preclude any director from serving the corporation in any other capacity, and from receiving compensation therefor.

3.13 Director Committees.

(a) Creation of Committees. Unless the articles of incorporation provide otherwise, the board of directors may create one (1) or more committees, and many appoint members of the board to serve on them. Each committee shall have two (2) or more members, who serve at the pleasure of the board.

(b) Selection of Members. The creation of a committee and the appointment of members to it must be approved by the greater of (1) a majority of all the directors in office when the action is taken; or (2) the number of directors required by the articles of incorporation to take such action (or if not specified in the articles, the number required by 3.7 of this Article III to take action).

(c) Required Procedures. 3.4, 3.5, 3.6, 3.7, 3.8 and 3.9 of this Article III, which govern meetings, action without meetings, notice and waiver of notice, and quorum and voting requirements of the board of directors, shall also apply to committees and their members.

(d) Authority. Unless limited by the articles of incorporation, each committee may exercise those aspects of the authority of the board of directors which the board confers upon such committee in the resolution creating the committee; provided, however, that a committee may not:

(1) authorize distributions;

(2) approve or propose to the shareholders action that the Act requires be approved by the shareholders;

(3) fill vacancies on the board, or on any of its committees;

(4) amend the articles of incorporation pursuant to the authority of directors to do so granted by the Act,

(5) adopt, amend or repeal bylaws;

(6) approve a plan of merger not requiring shareholder approval;

(7) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the board; or,

(8) authorize or approve the issuance, sale, or contract for sale, of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the board may authorize a committee (or a senior executive officer of the corporation) to do so within limits specifically prescribed by the board.

ARTICLE IV. OFFICERS

4.1 Number of Officers.

The officers of the corporation shall be a president, a secretary, and a treasurer, each of whom shall be appointed by the board of directors. Such other officers and assistant officers as may be deemed necessary, including any vice presidents, may also be appointed by the board. If specifically authorized by the board, an officer may appoint one (1) or more officers or assistant officers. The same individual may simultaneously hold more than one (1) office in the corporation.

4.2 Appointment and Term of Office.

The officers of the corporation shall be appointed by the board of directors for such term as the board determines. The designation of a specific term grants to the officer no contract rights, and the board may remove the officer at any time prior to the termination of such term. If no term is specified, the officers shall hold office until their successors are appointed and qualified, or until they resign, die, or are removed in the manner provided in 4.3 of this Article IV, whichever of the foregoing first occurs.

4.3 Removal of Officers.

Any officer or agent may be removed by the board of directors at any time, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create any contract rights.

4.4 President.

The president shall be the principal executive officer of the corporation, and, subject to the control of the board of directors, shall supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the shareholders and of the board. He may sign, with the secretary or any other proper officer of the corporation authorized by the board, certificates for shares of the corporation, and deeds, mortgages, bonds, contracts or other instruments which the board has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and, in general, he shall perform all duties incident to the office of president, and such other duties as may be prescribed by the board from time to time.

4.5 Vice-President.

If appointed, in the absence of the president, or in the event of his death or his inability or refusal to act, the vice-president (or in the event there be more than one (1) vice-president, the vice-presidents in the order designated at the time of their appointment, or in the absence of any designation, then in the order of their appointment) shall perform the duties of the president, and, when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice-president may sign, with the secretary or an assistant secretary, certificates for shares of the corporation the issuance of which has been authorized by resolution of the board of directors; and shall perform such other duties as from time to time may be assigned to him by the president or the board.

4.6 Secretary.

The secretary shall (a) keep the minutes of the meetings and other proceedings of the shareholders and of the board of directors, in one (1) or more permanent record books designated for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws, or as required by law; (c) be custodian of the corporate records and of any seal of the corporation, and if there is a seal of the corporation, see that it is affixed to all documents the execution of which is duly authorized; (d) when requested or required, authenticate any records of the corporation; (e) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (f) sign, with the president or a vice-president, certificates for shares of the corporation the issuance of which shall have been authorized by resolution of the board; (g) have general charge of the stock transfer books of the corporation; and (h), in general, perform all duties incident to the office of secretary, and such other duties as from time to time may be assigned to him by the president or the board.

4.7 Treasurer.

The treasurer shall (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected by the board of directors; (c) perform the duties of the president in the latter's absence, unless such duties shall be specifically assigned by the president or these bylaws to another officer; and (d), in general, perform all of the duties incident to the office of treasurer, and such other duties as from time to time may be assigned to him by the president or the board. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his duties, in such sum and with such surety or sureties as the board shall determine.

4.8 Assistant Secretaries and Assistant Treasurers.

If appointed, the assistant secretary or secretaries, when authorized by the board of directors, may sign, with the president or a vice-president, certificates for shares of the corporation the issuance of which shall have been authorized by resolution of the board. If appointed, the assistant treasurer or treasurers shall, if required by the board, give bonds for the faithful discharge of their duties, in such sums and with such sureties as the board shall determine. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the board.

4.9 Salaries.

The salaries of the officers shall be fixed from time to time by the board of directors.

ARTICLE V. INDEMNIFICATION OF DIRECTORS, OFFICERS, AGENTS AND EMPLOYEES

5.1 Indemnification of Directors.

Unless otherwise provided in the articles, the corporation shall indemnify any individual made a party to a proceeding because he is or was a director of the corporation, against liability incurred in the proceeding, but only if such indemnification is both (I) determined permissible, and (ii) authorized, as defined in subsection (a) of this 5.1, subject to the limitation specified in subsection (c).

(a) Determination and Authorization. The corporation shall not indemnify a director under this 5.1 unless:

(1) Determination. A determination has been made in accordance with the procedures set forth in the Act that the director met the standard of conduct set forth in subsection (b) below; and,

(2) Authorization. Payment has been authorized in accordance with the procedures set forth in the Act based on a conclusion that the expenses are reasonable, the corporation has the financial ability to make the payment, and the financial resources of the corporation should be devoted to this use rather than some other corporate use.

(b) Standard of Conduct. The individual shall demonstrate that:

(1) he conducted himself in good faith; and,

(2) he reasonably believed:

(i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests;

(ii) in all other cases, that his conduct was at least not opposed to its best interests; and,

(iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

(c) No Indemnification Permitted in Certain Circumstances.

The corporation shall not indemnify a director under this 5.1:

(1) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or,

(2) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

(d) Indemnification in Derivative Actions Limited. Indemnification permitted under this 5.1 in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

5.2 Advance Expenses for Directors.

If a determination is made, in accordance with the procedures set forth in 5.1 of this Article V that the director has met the following requirements and if an authorization of payment is made, also in accordance with such procedures, then unless otherwise provided in the articles of incorporation, the corporation shall pay for, or reimburse the reasonable expenses incurred by, a director who is a party to a proceeding, in advance of final disposition of the proceeding, if:

(1) the director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in 5.1 of this Article V;

(2) the director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct in 5.1 of this Article V (which undertaking must be an unlimited general obligation of the director, but need not be secured, and may be accepted without reference to financial ability to make repayment); and,

(3) a determination is made that the facts then known to those making the determination would not preclude indemnification under 5.1 of this Article V or under the Act.

5.3 Indemnification of Officers, Agents and Employees Who Are Not Directors.

Unless otherwise provided in the articles of incorporation, the board of directors may indemnify and advance expenses to any officer, employee or agent of the corporation who is not a director of the corporation, to any extent consistent with public policy, as determined by the general or specific action of the board.

ARTICLE VI. CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1 Certificates for Shares.

(a) Content. Certificates representing shares of the corporation shall, at a minimum, state on their face the name of the corporation, and that it is formed under the laws of the State of New Hampshire; the name of the person to whom issued; and the number and class of shares, and the designation of the series, if any, the certificates represent; and be in such form as determined by the board of directors. Such certificates shall be signed (either manually or by facsimile) by the president or a vice-president, and by the secretary or an assistant secretary, and may be sealed with the corporate seal or a facsimile thereof. Each certificate for shares shall be consecutively numbered, or otherwise identified.

(b) Legend as to Class or Series. If the corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences and limitations applicable to each class, and the variations in rights, preferences and limitations determined for each series (and the authority of the board of directors to determine variations for future series) must be summarized on the front or back of each certificate. Alternatively, each certificate may state conspicuously on its front or back that the corporation will furnish the shareholder this information on request in writing and without charge.

(c) Shareholder List. The name and address of each person to whom shares represented a certificate are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation.

(d) Transferring Shares. All certificates surrendered to the corporation for transfer shall be cancelled, and no new certificate shall be issued, until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the corporation as the board of directors may prescribe.

6.2 Shares Without Certificates.

(a) Issuing Shares Without Certificates. Unless the articles of incorporation provide otherwise, the board of directors may authorize the issue of some or all the shares of any or all of its classes or series without certificates. Such authorization does not affect shares already represented by certificates until they are surrendered to the corporation.

(b) Information Statement Required. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement containing, at a minimum:

(1) the name of the issuing corporation, and that it is organized under the laws of the State of New Hampshire;

(2) the name of the person to whom issued; and,

(3) the number and class of shares, and the designation of the series, if any, of the issued shares.

(c) If the corporation is authorized to issue different classes of shares, or different series within a class, the written statement shall describe the designations, relative rights, preferences and limitations determined for each series (and the authority of the board of directors to determine variations for future series).

6.3 Registration of the Transfer of Shares.

Registration of the transfer of shares of the corporation shall be made only on the stock transfer books of the corporation. In order to register a transfer, the record owner shall surrender the shares to the corporation for cancellation, properly endorsed by the appropriate person or persons, with reasonable assurances that the endorsements are genuine and effective. Unless the corporation has established a procedure by which a beneficial owner of shares held by a nominee is to be recognized by the corporation as the owner, the person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

6.4 Restrictions on Transfer of Shares Permitted.

(a) The board of directors (or the shareholders by agreement) may impose restrictions on the transfer or registration of transfer of shares (including any security convertible into or carrying a right to subscribe for or acquire shares). Such a restriction shall not affect shares issued before the restriction was adopted, unless the holders of the shares are parties to the restriction agreement, or voted in favor of the restriction.

(b) A restriction on the transfer, or the registration of transfer of shares, may be authorized:

(1) to maintain the corporation's status when it is dependent on the number or identity of its shareholders;

(2) to preserve exemptions under federal or state securities laws; or,

(3) for any other reasonable purpose.

(c) A restriction on the transfer, or the registration of transfer of shares, may:

(1) obligate the shareholder first to offer the corporation or other persons (separately, consecutively or simultaneously) an opportunity to acquire the restricted shares;

(2) obligate the corporation or other persons (separately, consecutively or simultaneously) to acquire the restricted shares;

(3) require the corporation, the holders of any class of its shares, or another person, to approve the transfer of the restricted shares, if the requirement is not manifestly unreasonable;

(4) prohibit the transfer of the restricted shares to designated persons or classes of persons, if the prohibition is not manifestly unreasonable; or,

(5) obligate, require or prohibit any other transaction with respect to the restricted shares, if the same is not manifestly unreasonable.

(d) A restriction on the transfer, or the registration of transfer of shares, is valid and enforceable against the holder or a transferee of the holder if the restriction is authorized by this section, and if its existence is noted conspicuously on the front or back of the certificate, or is contained in the information statement required by 6.2 of this Article VI with regard to shares issued without certificates. Unless so noted, a restriction is not enforceable against a person without knowledge of the restriction.

6.5 Acquisition of Shares.

(a) The corporation may acquire its own shares, and, unless otherwise provided in the articles of incorporation, the shares so acquired shall constitute authorized but unissued shares.

(b) If the articles of incorporation prohibit the reissue of acquired shares, the number of authorized shares shall be reduced by the number of shares acquired, effective upon amendment of the articles of incorporation, which amendment shall be adopted by the shareholders, or by the board of directors without shareholder action. The articles of amendment must be delivered to the New Hampshire Secretary of State, and must set forth:

(1) the name of the corporation;

(2) the reduction in the number of authorized shares, itemized by class and series; and,

(3) the total number of authorized shares, itemized by class and series, remaining after reduction in the number of shares.

ARTICLE VII. DISTRIBUTIONS

7.1 Distributions.

The board of directors may authorize, and the corporation may make, distributions (including dividends on its outstanding shares) in the manner and upon the terms and conditions provided by law, and in the corporation's articles of incorporation.

ARTICLE VIII. CORPORATE SEAL

8.1 Corporate Seal.

The board of directors may provide a corporate seal, which may be circular in form and have inscribed thereon any designation, including the name of the corporation, the state of incorporation, and the words "Corporate Seal." The failure of the corporation to have a corporate seal, or the lack of a corporate seal on any certificate or document, shall have no effect on the validity thereof.

ARTICLE IX. FISCAL YEAR

9.1 Fiscal Year.

The fiscal year of the corporation shall be established and determined from time to time by the board of directors.

ARTICLE X. EMERGENCY BYLAWS

10.1 Emergency Bylaws.

Unless the articles of incorporation provide otherwise, the following provisions of this Article X shall be effective during an emergency, which is defined as when a quorum of the corporation's directors cannot be readily assembled because of some catastrophic event.

During any such emergency:

(a) Notice of Board Meetings. Any one (1) member of the board of directors, or any one (1) of the president, any vice-president, secretary or treasurer, may call a meeting of the board.

Notice of such meeting need be given only to those directors whom it is practicable to reach, and may be given in any practical manner, including by publication or radio. Such notice shall be given at least six (6) hours prior to commencement of the meeting.

(b) Temporary Directors and Quorum. One (1) or more officers of the corporation present at the emergency board meeting, as is necessary to achieve a quorum, shall be considered to be directors for the meeting, and shall so serve in order of rank, and within the same rank, in order of seniority. In the event that less than a quorum (as determined by 3.6 of Article III) of the directors are present (including any officers who are to serve as directors for the meeting), those directors present (including the officers serving as directors) shall constitute a quorum.

(c) Actions Permitted To Be Taken. The board as constituted in paragraph (b), and after notice as set forth in paragraph (a), may:

(1) Officers' Powers. Confer emergency powers on any officer of the corporation;

(2) Delegation of Any Power. Delegate to any officer or director, any of the powers of the board;

(3) Lines of Succession. Designate lines of succession of officers and agents, in the event that any of them are unable to discharge their duties;

(4) Relocate Principal Place of Business. Relocate the principal place of business, or designate successive or simultaneous principal places of business; or,

(5) All Other Action. Take any other action convenient, helpful or necessary to carry on the business of the corporation.

ARTICLE XI. AMENDMENTS

11.1 Amendments.

(a) The board of directors may amend or repeal these bylaws, unless:

(1) the articles of incorporation or the Act reserves this power exclusively to the shareholders, in whole or part;

(2) the shareholders, in adopting, amending or repealing a particular bylaw, provide expressly that the board may not amend or repeal that bylaw; or,

(3) the bylaw either establishes, amends or deletes a supermajority shareholder quorum or voting requirement (as defined in 2.8 of Article II).

(b) Any amendment which changes the voting or quorum requirement for the board must comply with 3.8 of Article III, and for the shareholders, must comply with 2.8 of Article II.

(c) The shareholders may amend or repeal these bylaws even though the bylaws may also be amended or repealed by the board.

5

COMPANY'S LIST OF SHAREHOLDERS

1.	Karen B. Scott, Antrim, NH	1,000 common
2.	Karen A.B. Jagoda, La Jolla, CA	1,000 "
3.	Joe Bills, Harrisville, NH	1,000 "
4.	Robert AliOglu, Framingham, MA	1,000 "
5.	Olivia AliOglu, Tucson, AZ	1,000 "
6.	Egon AliOglu, Antrim, NH	1,000 "
7.	AICO Trust, Antrim, NH	79,999,993 "
8.	AICO Trust, Antrim, NH	25,000,000 preferred

6

State of New Hampshire

Filing fee: $35.00
Use black print or type.
Form must be single-sided, on 8 ½ x11" paper; double sided copies will not be accepted.

Form 14
RSA 293-A:10.06

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION

PURSUANT TO THE PROVISIONS OF THE NEW HAMPSHIRE BUSINESS CORPORATION ACT, THE UNDERSIGNED CORPORATION ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS ARTICLES OF INCORPORATION:

FIRST: The name of the corporation is SOLAR*MAGIC International, Inc.

SECOND: The text of each amendment adopted is:

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

THIRD: If the amendment provides for an exchange, reclassification or cancellation of issued shares, the provisions for implementing the amendment(s) if not contained in the above amendment are:

Not applicable.

FOURTH: The amendment(s) were adopted on 9-14-09.
(month / day / year)

[If more space is needed, attach additional sheet(s)]



FIFTH: (Check one)

A. ____ The amendment(s) were adopted by the incorporators or board of directors without shareholder action and shareholder action was not required.

B. ✓ The amendment(s) were approved by the shareholders: (Note 1)

Designation of voting group / Class or Series of shares	Number of shares outstanding	Number of votes entitled to be cast	Number of votes indisputably represented at the meeting
voting common	80,000	80,000	80,000

Designation of voting group / Class or Series of shares	Total number of votes to be cast: FOR	AGAINST	OR	Total number of undisputed votes cast FOR
voting common	80,000	0		80,000

[If more space is needed, attach additional sheet(s)]

SIXTH: If shareholder action was required, the number cast for the amendment(s) by each voting group was sufficient for approval by each voting group.

SOLAR*MAGIC International, Inc. (Note 2)
(Corporate name)


(Signature) (Note 3)

Egon AliOglu
(Print or type name)

President (Note 3)
(Title)

Date signed: 9-14-09
(month / day / year)

Notes: 1. All sections under the Fifth article, "B" option, must be completed. If any voting group is entitled to vote separately, give respective information for each voting group. (See RSA 293-A:1.40 for definition of voting group.)

2. Exact corporate name of corporation adopting articles of amendment.

3. Signature and title of person signing for the corporation. Must be signed by chairman of the board of directors, president or other officer; or see RSA 293-A:1.20 (f) for alternative signatures.

DISCLAIMER: All documents filed with the Corporate Division become public records and will be available for public inspection in either tangible or electronic form.

Mail fee and **DATED AND SIGNED ORIGINAL** to: Corporate Division, Department of State, 107 North Main Street, Concord, NH 03301-4989.


SEAL OF THE STATE OF NEW HAMPSHIRE
1776

State of New Hampshire
New Hampshire Department of State
William M. Gardner

Secretary of State

Invoice Number: 5321940 **Invoice Date:** 09/15/2009 01:09 PM **User ID:** 515

Billing Information

Scott, Karen B
37 Beaver Dam Road
Antrim, NH 03440

Product Description	Certification Number	Order Date	Qty	Pages	Item Cost	Extended	Amount Due
Corp Fees - Form 14 - Articles of Amendment Re: Alioglu, Egon Contact: Karen B Scott Regarding Entity: SOLAR*MAGIC International, Inc. Shipped Via: Mail	2477555	09/15/2009	1	1	35.00	35.00	Paid
Corp Fees - Correspondence (MISC) Re: Alioglu, Egon Contact: Karen B Scott Regarding Entity: SOLAR*MAGIC International, Inc. Shipped Via: Mail	2477556	09/15/2009	1	1	0.00	0.00	Paid

Credit Balance as of 09/15/2009 1:09 PM: $0.00

Invoice Total: $35.00

Payment Details:

Check #4277 for $35.00(2477555:$35.00, 2477556:$0.00,)

Payment Total: $35.00

Contact(s): None specified

Amount Due: **$0.00**

Include invoice number on all correspondence and send to:

New Hampshire Department of State
Attn: Accounts Receivable
107 N. Main St.
Concord, NH 03301

For questions regarding this invoice, contact Accounts Receivable at:

(603) 271-3242



State of New Hampshire
2009 ANNUAL REPORT

The following information shall be given as of January 1 preceeding the due date Pursuant to RSA 293-A:16.22.

REPORT DUE BY April 1, 2009

ANNUAL REPORTS RECEIVED AFTER THE DUE DATE WILL BE ASSESSED A LATE FEE.

SOLAR*MAGIC International, Inc.

Attn: Egon AliOglu, PO Box 448

Antrim, NH 03440

ENTITY TYPE:	CORPORATION
BUSINESS ID:	604197
STATE OF DOMICILE:	NEW HAMPSHIRE

market/supply unique solar systems via the internet

1

ADDRESS OF PRINCIPAL OFFICE:

6 Aiken St, PO Box 448

Antrim, NH 03440

REGISTERED AGENT AND OFFICE:

Alioglu, Egon

6 Aiken St PO Box 448

Antrim, NH 03440

2

If changing the mailing or principal office address, please check the appropriate box and fill in the necessary information.

☐ The new mailing address ______

☐ The new principal office address ______

PO Box is acceptable.

3

OFFICERS NAME AND BUSINESS ADDRESS (P.O. BOX ACCEPTABLE). (MUST LIST AT LEAST ONE OFFICER BELOW) **A**		BOARD OF DIRECTORS NAME AND BUSINESS ADDRESS (P.O. BOX ACCEPTABLE). (MUST LIST AT LEAST ONE DIRECTOR BELOW) **B**	
NAME	Egon AliOglu	NAME	Egon Alioglu
STREET	P.O. Box 448, Antrim	STREET	P.O. Box 448, Antrim, NH 03440
CITY/STATE/ZIP	USA NH 03440	CITY/STATE/ZIP	USA.
NAME		NAME	
STREET		STREET	
CITY/STATE/ZIP		CITY/STATE/ZIP	
NAME		NAME	
STREET		STREET	
CITY/STATE/ZIP		CITY/STATE/ZIP	
NAME		NAME	
STREET		STREET	
CITY/STATE/ZIP		CITY/STATE/ZIP	

NAMES AND ADDRESSES OF ADDITIONAL OFFICERS AND DIRECTORS ARE ATTACHED

4

To be signed by an officer, director, or any other person authorized by the board of directors.
I, the undersigned do hereby Certify that the statements on this report are true to the best of my information, knowledge and belief.

Sign here: [signature]

Please print name and title of signer: Egon AliOglu / President

NAME TITLE

FEE DUE: **$150.00**

E-MAIL ADDRESS (OPTIONAL): ______

State of New Hampshire
Fee - Form 47 - (Corporations) 1 Page(s)

WHEN THIS FORM I[S] ... [W]ILL BECOME A PUBLIC DOCUMENT ... [PUB]LIC DISCLOSURE REQUIRED INFORMATI[ON] ... [REPOR]T WILL BE REJECTED


T0925810005

MAKE CHECK PAYABLE TO SECRETARY OF STATE

RETURN COMPLETED REPORT AND PAYMENT TO:
New Hampshire Department of State, Annual Reports, P.O. Box 9529, Manchester, NH 03108-9529


SEAL OF THE STATE OF NEW HAMPSHIRE
1776

State of New Hampshire
New Hampshire Department of State
William M. Gardner

Secretary of State

Invoice Number: 5321937 **Invoice Date:** 09/15/2009 01:06 PM **User ID:** 515

Billing Information

Scott, Karen B
37 Beaver Dam Road
Antrim, NH 03440

Product Description	Certification Number	Order Date	Qty	Pages	Item Cost	Extended	Amount Due
Annual Reports - Fee - Form 47 - (Corporations) Re: Scott, Karen B Contact: Karen B Scott Customer Ref: 2009 Regarding Entity: SOLAR*MAGIC International, Inc. Shipped Via: Mail	2477533	09/15/2009	1	1	100.00	100.00	Paid
Annual Reports - Late Filing Fee - Corporation Re: Scott, Karen B Contact: Karen B Scott Customer Ref: 2009 Shipped Via: Mail	2477534	09/15/2009	1	1	50.00	50.00	Paid

Credit Balance as of 09/15/2009 1:07 PM: $0.00

Invoice Total: $150.00

Payment Details:

Check #4276 for $150.00(2477533:$100.00, 2477534:$50.00,)

Payment Total: $150.00

Contact(s): None specified

Amount Due: **$0.00**

Include invoice number on all correspondence and send to:

New Hampshire Department of State
Attn: Accounts Receivable
107 N. Main St.
Concord, NH 03301

For questions regarding this invoice, contact Accounts Receivable at:

(603) 271-3242

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

> RESOLVED: The corporation shall issue shares of its voting common and non-voting preferred stock in an initial public offering, in accordance with its prospectus attached hereto and incorporated by reference; and that the corporation's president and secretary execute such documents and take such other action as may be necessary to effectuate such offering and issue the necessary certificates in connection therewith.
>
> FURTHER RESOLVED: The corporation shall establish such bank accounts with such signature authority as the president deems convenient and in the best interests of the corporation.

Date: 9-14-09



Signature

Print Name Egou AliOglu

Date: 9-14-09



Signature

Print Name Karen B. Scott

Date: 9-14-09



Signature

Print Name Karen A.B. Jagoda

SOLAR*MAGIC International, Inc.

Consent to Action by Shareholders Without Meeting

The undersigned, being all the shareholders of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of shareholders, pursuant to the provisions of New Hampshire RSA 293-A:7.04:

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: 9/10/2009


Signature

Robert Ali-Oglu
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Shareholders Without Meeting

The undersigned, being all the shareholders of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of shareholders, pursuant to the provisions of New Hampshire RSA 293-A:7.04:

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: 9/14/09

Max C. Adams
Signature

MAX C. ADAMS
Print Name

7

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: 9-11-09

Karen Scott
Signature

Karen Scott
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: Sept. 10, 2009

[signature]
Signature

Egoa Ali Oglu
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: 9-10-09

Karen A.B. Jagoda
Signature

Karen A.B. Jagoda
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Shareholders Without Meeting

The undersigned, being all the shareholders of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of shareholders, pursuant to the provisions of New Hampshire RSA 293-A:7.04:

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: Sept. 10. 2009



Signature

Trustee to AlCO Revocable Trust

Egon AliOglu

Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Shareholders Without Meeting

The undersigned, being all the shareholders of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of shareholders, pursuant to the provisions of New Hampshire RSA 293-A:7.04:

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: 9/11/2009



Signature

JOSEPH C. BILLS JR.
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Shareholders Without Meeting

The undersigned, being all the shareholders of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of shareholders, pursuant to the provisions of New Hampshire RSA 293-A:7.04:

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: 9-11-2009

Olivia Ali-Oglu
Signature

OLIVIA ALI-OGLU
Print Name

Consent to Action by Shareholders without Meeting

The undersigned, being all the shareholders of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of shareholders, pursuant to the provisions of New Hampshire RSA 293-A:7.04:

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: 9-10-09

Karen AB Jagoda
Signature

Karen A.B. Jagoda
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Shareholders Without Meeting

The undersigned, being all the shareholders of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of shareholders, pursuant to the provisions of New Hampshire RSA 293-A:7.04:

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: Sept. 10, 2009



Signature

Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Shareholders Without Meeting

The undersigned, being all the shareholders of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of shareholders, pursuant to the provisions of New Hampshire RSA 293-A:7.04:

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

> RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: 9-11-09

Karen Scott
Signature

Karen Scott
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Shareholders Without Meeting

The undersigned, being all the shareholders of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of shareholders, pursuant to the provisions of New Hampshire RSA 293-A:7.04:

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be amended to increase the number of its authorized voting common shares without par value from 100,000 to 100,000,000, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

RESOLVED: That paragraph SECOND of the corporation's Articles of Incorporation be further amended to create a class of 30,000,000 shares of non-voting preferred stock with a ten percent (10%) preferred dividend and such other attributes as the board of directors may determine, and to authorize the issuance of such shares upon such terms and conditions as the board of directors may deem reasonable and prudent, including such securities registration and filings as may be necessary in connection therewith.

Date: 9/10/2009

[signature]
Signature

Robert Ali-Oglu
Print Name

8

SOLAR*MAGIC™ Five Year Budget Projections

1	**Revenue**	**Y1**	**Y2**	**Y3**	**Y4**	**Y5**
2	Standard Arrays	234,000	558,000	1,241,000	3,045,000	5,050,000
3	Sunflower	50,000	218,000	504,000	1,176,000	2,016,000
4	Solar Farms	201,600	504,000	1,411,200	3,024,000	7,056,000
5	Carbon Credits	20,160	50,400	141,120	302,400	705,600
6	Custom	15,000	75,000	150,000	450,000	750,000
7	Online Ads	20,000	36,000	50,000	100,000	150,000
8	Other Material	5,000	15,000	50,000	150,000	250,000
9	**TOTAL REVENUE**	$545,760	$1,456,400	$3,547,320	$8,247,400	$15,977,600
10	**Expenses**	**Y1**	**Y2**	**Y3**	**Y4**	**Y5**
11	Arrays/sunflowers	199000	519500	1174000	2847500	4772500
12	Cost of Custom	7500	37500	75000	225000	375000
13	Operations	5000	10000	25000	35000	50000
14	Marketing	30000	50000	75000	100000	125000
15	Personnel	279600	335520	376704	439085	512646
16	Travel	6000	12000	15000	24000	30000
17	**SUB-TOTAL EXPENSES**	**$527,100**	**$964,520**	**$1,740,704**	**$3,670,585**	**$5,865,146**
18	**Expense of Farms**	$130,000	$325,000	$910,000	$1,950,000	$4,550,000
19	**TOTAL NET PROFIT**	**- $111,340**	**$166,880**	**$896,616**	**$2,626,815**	**$5,562,454**
20	Beginning Balance	0	$6,138,660	$6,305,540	$17,202,156	$19,828,971
21	P/L	-$111,340	$166,880	$896,616	$2,626,815	$5,562,454
22	Capital Raised	$6,250,000	$0	$10,000,000	0	0
23	Ending Balance	$6,138,660	$6,305,540	$17,202,156	$19,828,971	$25,391,425

NOTES

2	Standard arrays mixture of 6, 9, 12 panel arrays with 9 panel arrays showing the most growth
3	Sunflowers average revenue between $50,000-$62,000
4	Farms arrays small (50),large (100) w/ 2.40 KWh, 3000 Hrs/Yr and Rev/KW 0.28 per Unit
11	Solar arrays cost per unit between $1,708-$2,416, sunflowers avg. $30,000
15	Benefits estimated at 30% with no benefits for consultants
18	Estimated 48% of costs covered by state and fed tax rebates and 8 year amortization schedule

9

LIST OF FIXED ASSETS

1. Office equipment and files
2. Vehicle
3. Furniture
4. Trade names and marks
5. Sample solar equipment

All are located at; 6 Aiken Street, Antrim, NH 03440, Apt # 215

LIST OF INVENTORY

1. Communication and computer equipment
2. Office supplies
3. Marketing materials
4. Filing cabinets and furniture
5. Books and research – corporate files
6. Vehicle (Volvo 2000)
7. Sample solar modules and other equipment

LIST OF CONTINGENT LIABILITIES:

1.	Accounting and legal fees	$ 6,200.00
2.	Copies and printing	$ 680.00
3.	Equipment (DELL)	$ 2,610.00
4.	Consultants, web design	$ 1,000.00

Current liabilities are being met as billed monthly.

10



SOLAR*MAGIC™
International Inc.

EXECUTIVE SUMMARY

SOLAR*MAGIC™ International Incorporated of New Hampshire, Egon AliOglu, CEO and Founder. At present time there are seven additional investors / founders and some are directors.

The Company is a privately funded enterprise but management is contemplating a Regulation 1-A filing with the SEC. This possible approach to funding solar projects, if successful, will enable the Company to raise funds to build several small Solar*Farms in the New England region of the U.S. based on our innovative and efficient auto-tracking solar systems, upgrade existing web site to enable global sales and distribution of our products and services, create an educational film to market our novel approach to alternative energy system for global use and to expand Company's operational facility in Peterborough, NH. The Solar*Farms projects will monetize, via contract, renewable energy and environmental attributes to utilities and other customers. This business model is very attractive because the Company builds up asset base, secures long term revenues and benefits from a number of tax advantages.

Our core business is to innovate, engineer and sell electronically automated solar photovoltaic systems. Our auto-tracking solar arrays are totally maintenance free, produce more KW hours per day then any stationary type, at lower cost, have zero emissions, and automatically face east in the morning and track the sun throughout the day. Principal application of our solar auto-tracking systems will be to build and own Solar*Farms, in USA and abroad. Our unique business proposition is to market pre-engineered solar PV systems to global customers. That effort positions us to develop specially focused market strata in the field of alternative energy technologies.

Visit us online for further information at www.globalinteractivenet.com where our Owners Guide document is available. The Owners Guide informs qualified customers on all aspects of solar photovoltaic energy technology and systems that we sell and build. This informational package, together with the educational video, will be the bases of our global marketing strategy for marketing and contracting of solar systems projects.

Mr. AliOglu has been a solar photovoltaic technology scientist and entrepreneur for over 30 years and is an international expert in the sector. Mr. AliOglu's book "I SOLD THE SUN TO THE SAUDIS" is also available on our web site and can be found at Borders and other book retailers. Mr. AliOglu is an advocate of sound environmental solutions and is a founder and principal of the Architects & Engineers firm of ENVIRODESIGN. Mr. AliOglu has lectured and taught at Harvard School of Design, MIT, Carleton and Nova Scotia Universities in Canada and King Faisal University in Dammam, Saudi Arabia. Mr. AliOglu's abbreviated resume is attached to this summary.

Our Company has developed a unique high-tech / art sculpture 'The Solar Sun*Flower™' that performs like our standard auto-tracking solar array systems but has several other attractive features that make it a highly marketable project for fundraising efforts to assist middle and high school

students learn more about the environment and alternative energy. We intend to use this unique product together with our educational video as a marketing strategy and promotional tool. We believe, based on substantial and actual experience in U.S. and abroad, it is critical for any potential customer to fully understand the benefits and unpredictability of a solar photovoltaic energy system before deciding to invest in a solar system. While photovoltaic technology is reasonably simple to understand, the peripheral aspects as part of the overall system, require detailed examination. As part of our sales effort we provide an analysis of a potential customer's specific energy supply requirements and project specific application of our solar system in order to provide renewable, emission free and reliable energy supply. This is how the benefits of our system will converge and calculation of the cost of a specific capacity solar system is achieved.

We are also developing a computer software program that will serve customers in a manner similar to an Internet search engine. To power this customized service program we will be selling advertising and may have some form of joint venture with an Internet search engine company. Our tests have proven that this strategy is effective and we intend to expand on it.

The global market for our auto-tracking solar systems is significant. During the next two years, we intend to focus on building several solar farms in the New England region, resource our operation with equipment and personnel to serve global markets, establish several foreign distribution and demonstration joint ventures to build market potential and create a strong presence on the Internet. Timing for our business is optimal. The U.S. Government is strongly advocating clean energy technologies, solar cell and module manufacturers are producing and selling components at historic lows, carbon based fuels are depleting, and the price for fossil fuels and infrastructure to create electric power are increasing.

We intend to grow our Company, SOLAR*MAGIC™ International, to be similar to computer manufacturing companies, whereby we globally provide to customers a match of system equipment and services at a competitive pricing. Efficiencies on each level of our enterprise and provision of services to the customer are the answers to tapping our market. We have a clean, reliable and beneficial technology engineered to function efficiently and at low cost. Now, we intend to demonstrate it to an expanded customer base and to streamline our management operations towards serving the global marketplace.



eaoglu@mcttelecom.com



SOLAR*MAGIC™
International Inc.

Corporate registered trade name-mark (™) for uses of products, services, advertising and literature.


SOLAR
FLOWER

special sculpture
solar PV assembly



SOLAR * AQUA

water pumping
solar PV system



SOLAR * TRAX

standard solar PV array
variable size packages



SOLAR * FARMS

solar PV arrays for SOLAR*FARMS



Global Interactive Net symbol for **www.globalinteractivenet.com**

SOLAR*MAGIC™ Solar Energy Farms



The optimum way to use SOLAR*MAGIC™ auto-tracking systems is in the form of Solar Energy Farms.

Such installations offer maximum economy, long term income, while providing clean energy for everyone's use. Let us know if we can build one for you.



Variable designs of the SOLAR SUN*FLOWER™

SOLAR*MAGIC™ International Inc. is an Alternative Energy Enterprise located in Antrim, NH, U.S.A. For further information please contact us.

E-mail:
eaoglu@mcttelecom.com

Online at:
www.globalinteractivenet.com

Ask for Egon, our solar expert and read our owners guide available online. Also read his book I SOLD THE SUN TO THE SAUDIS. You will be glad that you did. He pioneered solar photovoltaic technologies from early 1980's.




SOLAR*MAGIC™

SOLAR AUTO-TRACKING PHOTOVOLTAIC SYSTEMS:

LETTING THE SUN WORK FOR YOU AND THE WORLD

What is a auto-tracking photovoltaic system?



The sun's energy can be harnessed and used to generate electric current for home, businesses, and utilities. Such technology converts sunlight into electric current and is called the solar photovoltaic process.

Generally, solar photovoltaic (PV) systems are mounted on the roofs of buildings. At SOLAR*MAGIC™, we build an "auto-tracking" PV systems, which follow the sun from morning until evening, making automatic adjustments to accommodate seasonal and daily angles. These systems are free standing, eliminating potential damage to a roof, are easier to install, are less costly and more efficient. Our auto-tracking PV systems are less than "fixed" PV roof systems, but provide 30-60% more cell efficiency and three times more electrical capacity.

How can investing in the state of the art solar PV technology save you money?

After the initial investment the electricity which our PV system generates is 100% in dependant from the grid and therefore is free. In many instances, excess energy generated can be sold back to the power companies to defray the initial cost of the system. There are also good state and federal tax advantages and our system is automatically collecting positive carbon credits.

A typical 2000-2500 square foot home requires approximately 2.5-3.0 KW of electric power. Two 10' x 10' auto tracking solar PV "arrays" will provide 25-30 KW hours/day of solar power. The cost to install our auto-tracking system of this size will vary depending on customers conditions.

Using the energy from the sun, you will be able to reduce or eliminate your usage of, and dependence on, oil and gas for years to come! You will be able to generate your own benign, pollution-free, and clean electric energy and help save our beautiful planet Earth!

Our Unique SOLAR SUN*FLOWER™ Systems

The SOLAR SUN*FLOWER™ is an assembly of photovoltaic panels with hand blown glass shapes between to form an image of a flower. It also generates electric current just like our other auto-tracking systems but is an attractive sculpture. We recommend to use the SOLAR SUN*FLOWER™ design for schools fund raising processes.



SOLAR SUN*FLOWER™ and SOLAR*MAGIC™ Systems are very efficient way to generate clean, benign and beneficial electricity while saving our planet Earth.

Contact SOLAR*MAGIC™ today. One of our specially trained engineers will provide you with a consultation and a simple analysis of your electric utility needs. We will then prepare a special specification and cost proposal for your application.

eaoglu@mcttelecom.com • www.globalinteractivenet.com

12

LIST OF COMPANY'S MARKETING MATERIALS, TRADE NAMES & TRADE MARKS

Company has extensive marketing literature and promotional, educational materials and booklets. Attached herewith is a copy of Company's brochure for general solar systems information.

Registered trade names and trade marks in most cases are combined and are as follows;



Company's name



SOLAR FARM

Company's service mark for solar farm projects and solar farm joint ventures


SOLAR
FLOWER

Company's trade name & mark for educational solar systems



Global Interactive Net is a trade mark for Company's web site
globalinteractivenet.com

13


Print

August 31, 2009

The PV Industry 2009: In Search of Stability and Sustainability

As an industry, the photovoltaic sector has witnessed its share of ups and downs but it has nonetheless recorded 30 years of growth. How is the sector dealing with falling revenues in 2009?
by Paula Mints, Navigant Consulting
London, UK [Renewable Energy World Magazine]

After four years of boom times in the solar industry, a significant softening of demand along with lower module prices has led to anxious times -- fewer sales, at lower selling prices and so lower revenues and, significantly, lower profits.

Even without the expected decrease in demand in 2009, technology revenues would be lower than the US $20.4 billion (€14 billion) of 2008 as cell and module prices are around 40% below 2008 levels. Figure 1 *(shown below)* provides technology revenues from the manufacturer to the first point of sale in the market from 2003 through 2013. For 2009 and 2010, an estimate of revenues for the recession forecast has been provided. With technology prices at the current level, even growth in sales volume, which is highly unlikely, would result in lower revenues in 2009.


Historical cell/module revenues
Recession cell/module revenues
Conservative cell/module revenues
Accelerated cell/module revenues
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Million $
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Figure 1. Worldwide module revenue volume for recession, conservative and accelerated growth models 2003-2013.

Accelerated growth in the photovoltaic industry continued in 2008, with 79% market growth over the previous year to 5.5 GW. Unfortunately, the market was significantly oversold in 2008, stranding around 2 GW of product in supply side inventory at the beginning of 2009.

Most of the overselling was into Spain, which with a market volume coming in at 2.3 GW in 2008, represented 42% of total photovoltaic system sales worldwide. Along with high prices for modules and PV systems, quite a few instances of poor module product and poorly constructed systems, and permit speculation, the oversold market led the Spanish government to alter its support programme. The new decree capped the market, lowered the feed-in tariff and effectively closed Spain to new product sales for perhaps two years, or more.

Other than Germany, the PV industry currently has no other global market capable of accepting a volume of sales remotely similar to Spain. Moreover, the global recession and financial crises have further hobbled an industry that had been enjoying accelerated growth since 2004. For these reasons, the PV industry is set to experience its first decrease in demand in more than 30 years — and not just flat growth, but a decrease in sales volume of perhaps 30%, or even more.

Figure 2, *(below)*, provides data for 35 years of PV industry growth, from 1974 through 2008, while Figure 3, *(below)*, reveals three forecast scenarios for 2009, which are on based on assumptions related to recession, conservative and accelerated growth for the sector.

Though the PV industry enjoyed accelerated growth from 2004 through 2008, this rate will not continue in 2009, and accelerated growth is unlikely into 2010. In 2009, lending from the international debt markets continues to be depressed. Meanwhile, the loss of a major market — Spain — is having a deleterious effect on growth, inventories remain high, and global economies remain in recession.


1974 to 1984, CAGR 84%
20.00
15.00
10.00
5.00
0.00
0.04 0.1 0.2 0.5 1.0 1.5 3.3 5.3 7.7 14.5 17.5
1974 1976 1978 1980 1982 1984
984 to 1994, CAGR 13%
80.0
60.0
40.0
20.0
0.0
17.5 19.4 21.0 24.9 31.5 37.9 42.7 48.2 54.1 55.7 61.0
1984 1986 1988 1990 1992 1994
1994 to 2004, CAGR 33%
1250.0
1000.0
750.0
500.0
250.0
0
61.0 71.5 114.1 134.8 175.5 252.0 362.0 504.9 675.3 1049.8
1994 1996 1998 2000 2002 2004
2004 to 2008, CAGR 51%
6000.0
5000.0
4000.0
3000.0
2000.0
1000.0
0.0
1049.8 1407.7 1984.6 3073.0 5491.8
2004 2005 2006 2007 2008

Figure 2. Photovoltaic industry history 1974-2008 (CAGR = compound annual growth rate).

Furthermore, although market development is underway, Germany remains the only market capable of consuming more than a gigawatt of product, and other markets, such as Italy, are underperforming. Japan, South Korea, the United States and others continue to experience slow growth. The good news is that module prices in the soft market seen in 2009 continue to decrease significantly.

As previously noted, while the PV industry has experienced slow or flat growth so far this year — to July 2009 — it is an industry that has not experienced negative growth in 35 years or more. Conversely, years of significant strong growth of more than 70% include: 1975 at 150%, 1976 at 141%,1977 at 87%, 1978 at 112%, 1980 at 128%, 1983 at 88%, and 2008 at 79%.

Since 1974, the PV industry has only experienced three years of soft growth, defined here as demand growth of less than 10% in a given year: 1986 at 8%, 1993 at 3% and, 1994 at 10%.

The Incentive Driver

Historically, the PV industry has enjoyed strong growth, though at much lower volumes than today. The strong growth that the PV industry enjoyed since 2004 was driven by incentives, in particular, the feed-in tariff laws in Europe, and even more specifically, Spain's generous programme. Though for countries in Europe (in general) there is no reason to assume that feed-in tariff programmes will stop altogether, the problems experienced in Spain (overselling, fraud and poor quality products among them) are having a sobering effect on government incentive planning in other EU countries. The support programmes of the future will need to include mechanisms that manage growth along with stimulating it.

The incentives that the industry relies on come with downward price pressure, which is a significant constraint. However, given the goal of grid parity, there is literally nowhere for price to go but down. Grid parity, nonetheless, is a complex subject, differing in most global markets. Moreover, grid parity provides a level competitive playing field for solar (a worthwhile goal on its own), but does not ensure success.

The industry also needs an increasing number of highly trained installers, sales personnel, engineers and such like, and this comes at a cost. Lower costs and prices are necessary for the continuation of incentives and, therefore, demand. For accelerated growth to continue, and for the eventual slowing of demand to happen gradually, unlike the expected steep decline in 2009, the PV industry must learn to manage its demand. It must develop incentives with triggers to control demand when it accelerates too quickly.

The industry must also control its supply chain from expensive raw material, to consumables, and through to the end user, and must participate with balance of systems (BOS) manufacturers to innovate and develop inexpensive and robust BOS. All raw materials, consumables and machinery are more expensive at this point because of the higher price of oil, which is necessary for transportation.

Other caveats to limitless growth are the high price of PV systems, and the availability of less expensive alternatives, including conventional energy sources such as natural gas and coal. In recent years, the current high volume of industry demand, coupled with raw material shortages, threw the industry into a panic. Instead of the technology standard, 'if we build it they will come,' the new mantra became, 'they are coming and we can't build it.'

The industry reacted by buying silicon feedstock and cell futures, and by raising component (module) and system average prices, globally. These long-term contracts for raw material, wafers and cells are proving unsupportable and in many cases, are being rewritten or ignored.


2500
2000
1500
1000
5000
0
MWp
2008
2009
2010
2011
2012
2013
Recession
Conservative
Accelerated

Figure 3. Recession, conservative and accelerated forecast scenarios for grid-connected PV, 2008-2013.

The Past Can Inform the Future

It is useful to study specific periods in the PV industry's history, in terms of growth and drivers for growth, to see what can be learned from these periods which can be useful in understanding the direction of this still young industry. Figure 2, offers compound annual growth rates for the PV industry for specific periods, 1974–1984, 1984–1994, 1994–2004 and 2004–2008.

During 1974–1984, strong compound annual growth of 84% was due to utility and government-backed grid-connected demonstration projects. During this period, the grid-connected application was 30%–50% of total demand, though from annual totals less than 20 MW. Following this decade-long period of significant growth, lower compound annual growth of 13% for 1984–1994 was due to an almost complete cessation of these projects. During this period, grid-connected applications (primarily unsubsidized or incentivized) was less than 10% of annual demand.

Stronger compound annual growth of 33% during 1994–2004 reflects the beginning and continuation of the strong incentive programmes that continue to drive PV industry growth. Specifically in Europe, the feed-in tariff model has proven to be the most successful incentive model. Japan's residential rooftop programme in the late 1990s, a capacity subsidy, built a sustainable market for solar roofs in that country. In the US, incentives in California created the most significant market in that country.

The 2004–2008 period also managed to encompass two significant events for the sector: the PV industry's greatest raw material (silicon feedstock) shortage and its strongest period of sustained accelerated growth.



During this period, demand for large field grid-connected applications in Europe, largely driven by the feed-in tariff model of incentives, created the largest global market (79% in 2008) for solar systems. However, the solar-grade silicon raw material shortage that had pushed up prices for crystalline silicon modules also created an entry point for thin-film technologies, which had previously been viewed as risky. The industry's compound annual growth for this period was 51%.

Grid-connected Growth Drivers

Like it or not ... strong growth in the PV industry comes with strong growth in grid-connected applications. Off-grid (remote) applications show slow, steady growth over time, but have not driven the industry into gigawatt sales. It is the grid-connected applications (residential, small, medium and large commercial, large field commercial and utility) that dominate the market for photovoltaic modules. Indeed, at 94% of total sales in 2008, the volume of grid-connected installation leaves very little module product available for off-grid applications.

The grid-connected application remains driven by government subsidy/support programmes (Europe's feed-in tariffs, US rebates, for example). Without such programmes the market for grid-connected PV products would decrease dramatically. The significant decrease in demand in 2009 is a lesson to the industry about the significant changes that could take place in demand, revenues and profitability when markets are abused, and when so-called 'black swan' events, such as the global recession, alter the playing field and force reactive market and price setting.

Figure 3 *(shown above)* offers an aggregate five-year forecast for grid-connected applications. The recession forecast is presented in Figure 3, but is considered a two-year anomaly. Meanwhile, Figure 2 excludes off-grid applications. However, at more than 90% of the total market demand, the volume of grid-connected applications effectively represents the total industry volume.

All is not doom and gloom, however, with encouraging current market developments in the US and some other countries. There is continued progress in lowering manufacturing costs so that a reasonable margin can be maintained along with lower system prices. We see progress in increasing efficiencies for all technologies, and business model innovations, meaning that accelerated growth will resume for the PV industry. Certainly, at this stage in PV industry development (which could be likened to its preadolescence) there is room to grow and much to learn before a stable, sustainable level of annual growth settles in. Until then, exciting, and sometimes painful times remain ahead.

Paula Mints is Principal Analyst of the PV Services Program at Navigant Consulting.

This article is reproduced in part from a recent Navigant PV Services Program report: *'Analysis of Worldwide Market for Photovoltaic Products and Five Year Application Forecast.'*

Sidebar: A Brief History of the PV Industry

1980s: The market for PV products changed from 'demand-limited' to 'supply-limited,' largely due to a restriction in silicon wafer supply.

1992: The market situation changed to 'demand-limited' with the addition of significant increments of manufacturing capacity, a recession in the semiconductor device market that brought a surplus of silicon wafers to the photovoltaic industry, and the impact of a worldwide recession.

1995: The photovoltaic market again experienced a restriction in the supply of wafer and silicon starting material. This did not bring about a complete switch to a 'supply-limited' market but did restrict the output of some manufacturers and served to maintain a general flat pricing condition in the general trend of photovoltaic price reduction.

1999: The photovoltaic industry encountered a period of high growth and supply-limited market conditions that was sustained for three years. Grid-connected markets, the majority of which were funded by federal programmes in Japan and Germany, primarily drove the demand portion of this imbalance.

2001–2002: Having experienced more than two years of shipment delays, a number of distributors and installers over-ordered at the end of the year. This resulted in a filled distribution pipeline, just as market demand paused in early 2002. In addition, the cell manufacturers that had been racing to meet market demand had succeeded in bringing on a record 58% in run-rate capacity during 2001. During 2002, market conditions remained oversupplied, with heavy end-userz demand returning during the latter half of the year. Extreme price reductions in 2002 drove down revenues.

2004: the PV industry again experienced a supply-limited situation, driven by strong demand in Germany, Japan, and California, and by an upsurge in demand for grid-connected product in other areas of Europe and the US. Demand for silicon wafer material also picked up from the semiconductor market, further straining the PV industry's access to the raw material supply. Supply constraints contributed to flat or moderate increases in module pricing.

2005: A year of full-blown crisis in terms of raw material supply for the PV industry. Prices for silicon feedstock (influenced by demand and raw material scarcity) increased from $65/kg (€45/kg) by the end of 2004 to close to $90/kg (€63/kg) on the spot market by the end of 2005. Demand continued unabated, but shortages kept demand participants at a disadvantage in terms of controlling module sales prices.

2006–2007: Reports of spot silicon feedstock prices in the $200–$400/kg (€140–€280/kg) range. Silicon capacity expansions planned, but needing at least 18 months to realize. Much of the silicon feedstock that would become available had already been acquired. In 2007, raw material constrains continued to limit shipments of crystalline product, but provided a boon to thin-film start-ups and sales. Higher transportation costs favoured locating manufacturing close to the market. Though silicon raw material supplies increased, most of the silicon was sold under long-term contracts, limiting the ability of new crystalline manufacturers to enter the market. Extremely strong demand in Spain drove up module prices globally. At more than 70% of demand for solar products, Europe drove the market for PV systems.

2008: Module and system prices remained high, with sales into Spain dominating the market. Anxiety over changes in Spain's feed-in tariff and the announced cap led to overselling the market. By the end of 2008, inventories were at an extremely high level. During the last quarter of 2008, the new cap in Spain (given inventory levels in that country) effectively ended the market in that country. With the market in Spain essentially closed, a global economic crisis – on the banking side, debt markets shut down, leaving investment for large systems dry – led to a sudden drop in demand. Module prices began to fall.

2009: A veritable crash in demand and cell/module prices for the following reasons: the global economic meltdown and on-going recession, loss of Spain as the primary market with no near-term replacement, and continued dysfunction in the debt markets.

To hear more from Paula Mints and other solar industry leaders about where the market stands today and where it is headed, play the video below.

http://www.renewableenergyworld.com/rea/news/article/2009/08/the-pv-industry-2009-in-search-of-stability-and-sustainability1?cmpid=WNL-Wednesday-September2-2009

RENEWABLE ENERGY WORLD.COM

14


FILE C

October 6, 2009

Via facsimile To: 703 813 6963
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: John Dana Brown

Re: SOLAR*MAGIC
Form: 1-A
File No. 24 - 10255

Dear Mr. Brown:

On September 28, 2009, SOLAR*MAGIC filed a Form 1-A with the Securities and Exchange Commission. SOLAR*MAGIC desires to amend said filing as permitted under Rule 252 (H)(2) by adding the following:

> This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

If you have any further questions or require additional information, please do not hesitate to contact Vincent DeVito at (617) 757-6518.

Thank you for your courtesy and cooperation.

Very truly yours,
SOLAR*MAGIC


By:
Egon Ali Oglu,
President, CEO, Director,
and as attorney-in-fact (power of attorney) for Director Karen B. Scott.

Enclosures:
Corporate Resolutions Authorizing Power of Attorney on behalf of Directors.

cc: Karen B. Scott

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

> RESOLVED: That the corporation and the directors hereby grant power of attorney to Egon Ali Oglu, the corporation's president, and hereby authorize and direct him, to execute and file all documents and take such other action on their behalf and on behalf of the corporation as he may deem reasonable and prudent in connection with and in furtherance of the corporation's initial public offering of securities, including without limitation, Regulation A Form 1-A and any and all other federal and state securities forms and documents.

Date: September 1, 2009



Director's Signature

Egon Ali Oglu

Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

RESOLVED: That the corporation and the directors hereby grant power of attorney to Egon Ali Oglu, the corporation's president, and hereby authorize and direct him, to execute and file all documents and take such other action on their behalf and on behalf of the corporation as he may deem reasonable and prudent in connection with and in furtherance of the corporation's initial public offering of securities, including without limitation, Regulation A Form 1-A and any and all other federal and state securities forms and documents.

Date: September 1, 2009

Karen B Scott
Director's Signature

Karen B Scott
Print Name

SOLAR*MAGIC International, Inc.

Consent to Action by Directors Without Meeting

The undersigned, being all the directors of **SOLAR*MAGIC International, Inc.**, hereby consent and direct that the following action be taken by the corporation without a meeting of directors, pursuant to the provisions of New Hampshire RSA 293-A:8.21:

> RESOLVED: That the corporation and the directors hereby grant power of attorney to Egon Ali Oglu, the corporation's president, and hereby authorize and direct him, to execute and file all documents and take such other action on their behalf and on behalf of the corporation as he may deem reasonable and prudent in connection with and in furtherance of the corporation's initial public offering of securities, including without limitation, Regulation A Form 1-A and any and all other federal and state securities forms and documents.

Date: September 1, 2009



Director's Signature

Karen A.B. Jagoda

Print Name